1-31-02

02016425

1004701

FORM 6-K

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 of 15d-16 of

The Securities Exchange Act of 1934

RECEIVED FEB 26 2002

For the month of ____January____, 2002.

MANHATTAN MINERALS CORP.
(Registrant's Name)

350 – 885 Dunsmuir Street, Vancouver, BC V6C 1N5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___X___ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

P

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Manhattan Minerals Corp.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 07 MONTH 01 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: EYRE

GIVEN NAMES: SALLY Louise

NO. 1812 STREET Greer Ave APT. 205

CITY: Vancouver

PROV. BC POSTAL CODE:

BUSINESS TELEPHONE NUMBER: 604 - 669 - 3397

BUSINESS FAX NUMBER: 604 - 669 - 3357

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☑ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☑ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	36,363	30 01 02	10		6,000	0.70		30,363	1	
" "	30,363	05 02 02	10		5,000	1.00		25,363	1	
" "	25,363	05 02 02	10		5,000	1.04		20,363	1	
" "	20,363	07 02 02	10		4,400	1.45		15,963	1	
Options	30,000							30,000	1	

ATTACHMENT ☐ YES ☒ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Sally L. Eyre

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 08 MONTH 02 YEAR 02

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and, subject to certain limited exemptions, may not be offered, sold or delivered directly or indirectly in the United States or to United States Persons. See "Private Placement and Plan of Distribution"."

<u>*New Issue*</u>

January 11, 2002

MANHATTAN MINERALS CORP.

C$5,260,500

5,845,000 Common Shares and 2,922,500 Common Share Purchase Warrants to be issued upon the exercise of 5,845,000 Special Warrants previously issued at a price of C$0.90 per Special Warrant

Manhattan Minerals Corp. (the "Company") is hereby qualifying for distribution 5,845,000 common shares in the capital of the Company and 2,922,500 common share purchase warrants of the Company to be issued without additional payment upon the exercise or deemed exercise of 5,845,000 special warrants (the "Special Warrants") previously distributed by the Company at a price of C$0.90 per Special Warrant pursuant to prospectus exemptions (the "Special Warrant Private Placement"). Each Special Warrant entitles the holder thereof to receive upon exercise thereof and without payment of any additional consideration (subject to adjustment in certain circumstances), one common share in the capital of the Company (individually, a "Common Share" and collectively, the "Common Shares") and one-half of one Common Share purchase warrant (individually, a "Warrant" and collectively, the "Warrants").

The Special Warrant Private Placement was completed pursuant to an agreement dated September 18, 2001 (the "Agency Agreement") between National Bank Financial Inc., Dundee Securities Corporation (together, the "Agents") and the Company. The issue price of C$0.90 per Special Warrant was determined by negotiation between the Company and the Agents. A total of 5,845,000 Special Warrants were issued in two separate tranches, with the first tranche of 5,015,000 Special Warrants distributed by the Company on September 18, 2001 and the second tranche of 830,000 Special Warrants distributed by the Company on September 21, 2001. The Special Warrants were created pursuant to and are governed by a special warrant indenture dated September 18, 2001 (the "Special Warrant Indenture") between the Company and Computershare Trust Company of Canada, as trustee (the "Trustee"). The Company has agreed to use commercially reasonable best efforts to obtain, as soon as practicable, the MRRS Decision Document (as hereinafter defined) for this prospectus. The Special Warrants are exercisable at any time on or before 5:00 p.m. (Toronto time) (the "Time of Expiry") on the date (the "Expiry Date") which is the earlier of: (i) September 18, 2002; and (ii) five business days following the issuance of the MRRS Decision Document. Any Special Warrants not exercised by the Time of Expiry will be deemed to be exercised immediately prior to the Time of Expiry without any further action on the part of the holder.

In the event the MRRS Decision Document is not issued on or before January 16, 2002, each Special Warrant then outstanding will become subject to a conversion rate increase pursuant to which the number of Common Shares and Warrants to be issued upon the exercise or deemed exercise of the Special Warrants will be increased by 5%.

The outstanding Common Shares are listed on The Toronto Stock Exchange (the "TSE") under the trading symbol MAN. On August 16, 2001, the trading day immediately preceding the announcement of this offering, the closing price of the Common Shares on the TSE was C$0.92 per share.

	Price to Public	Agents' Commission[(1)(2)]	Net Proceeds to Company[(2)(3)]
Per Special Warrant	C$0.90	C$0.054	C$0.846
Total	C$5,260,500	C$315,630	C$4,944,870

Notes:

(1) Pursuant to the terms and conditions of the Agency Agreement, the Company paid a cash commission (the "Agents' Fee") of 6% of the gross proceeds in connection with the offering and sale of the Special Warrants. The Agents' Fee was paid in two separate tranches, C$270,810 at the closing of the issue and sale of an aggregate of 5,015,000 Special Warrants on September 18, 2001 and C$44,820 at the closing of the issue and sale of an aggregate of 830,000 Special Warrants on September 21, 2001. As additional compensation, the Company issued to the Agents compensation special warrants (the "Compensation Special Warrants"), entitling the Agents to acquire, without payment of any additional consideration, Common Share purchase warrants (the "Agents' Warrants") entitling the Agents to subscribe for and purchase an aggregate of 350,700 Common Shares at a price of C$0.90 per Common Share on or before 5:00 p.m. (Toronto time) on September 18, 2003. The Agents' Warrants are also being qualified for distribution under this prospectus. In addition, the Agents were reimbursed for other expenses incurred pursuant to this offering (including the fees of the Agents' legal counsel) in the aggregate amount of C$50,000. See "Private Placement and Plan of Distribution".

(2) No commission or fee will be payable by the Company in connection with the distribution of Common Shares and Warrants upon exercise of the Special Warrants.

(3) Before deducting expenses of the offering estimated to be in the aggregate amount of C$175,000.

This prospectus is being filed to qualify the distribution of the Common Shares and Warrants issued upon the exercise or deemed exercise of the Special Warrants and the Agents' Warrants issued upon the exercise of the Compensation Special Warrants. The proceeds of the issue and sale of the first tranche of Special Warrants of an aggregate of C$4,513,500 (less the Agents' expenses of the offering) were released to the Company at the closing of the first tranche of Special Warrants on September 18, 2001. The proceeds of the issue and sale of the second tranche of Special Warrants of an aggregate of C$747,000 were released to the Company at the closing of the second tranche of Special Warrants on September 21, 2001. No additional consideration will be paid to the Company in connection with the issuance of the Common Shares and Warrants upon the exercise or deemed exercise of the Special Warrants.

Investment in the Common Shares and Warrants issuable upon exercise of the Special Warrants should be considered speculative due to various factors, including the nature of the Company's business. See "Risk Factors". An investment in the securities of the Company should only be made by persons who can afford the total loss of their investment.

The subscription price of the Special Warrants exceeds the consolidated net tangible book value per Common Share as at September 30, 2001 after giving effect to the issue of the Common Shares and Warrants upon exercise of the Special Warrants, by C$0.81, representing dilution of 90%. See "Dilution".

Certificates representing the Common Shares and Warrants will be available in definitive form for delivery forthwith following the exercise or deemed exercise of the Special Warrants.

Certain legal matters relating to this offering will be approved by Blake, Cassels & Graydon LLP on behalf of the Company and by Fogler, Rubinoff LLP on behalf of the Agents.

Unless otherwise stated, all dollar references are to United States dollars.

TABLE OF CONTENTS

GLOSSARY

The following terms have the following meanings in this prospectus:

"**Additional Agreement**" means the "Convenio Adicional al Acuerdo de Bases" executed between INGEMMET, Minero Peru and BRGM in May 1981, consequent to the Base Agreement. The Additional Agreement governed the preparation of a feasibility study, and the ownership, financing and development of a mining project on the Tambo Grande Concessions.

"**Agency Agreement**" means the agreement dated September 18, 2001 between the Company and the Agents with respect to the offering and sale of the Special Warrants, as more particularly described under the heading "Private Placement and Plan of Distribution".

"**Agents**" means, collectively, National Bank Financial Inc. and Dundee Securities Corporation.

"**Agents' Fee**" means the cash commission of 6% of the gross proceeds of the Special Warrants paid to the Agents at the closing of the Special Warrant Private Placement.

"**Agents' Warrants**" means up to 350,700 Common Share purchase warrants to be issued by the Company to the Agents on the exercise or deemed exercise of the Compensation Special Warrants.

"**Agreements**" means, collectively, the Base Agreement and the Additional Agreement.

"**anomaly**" means a local feature distinguishable in a geophysical or geochemical measurement over a larger area, of which said feature is considered capable of being associated with commercially valuable mineral deposits.

"**Base Agreement**" means the "Acuerdo de Bases" executed between INGEMMET and BRGM in October 1979, which governed the exploration and preparation of a pre-feasibility study on the Tambo Grande Concessions by BRGM.

"**business day**" means a day that is not a Saturday, Sunday, or a civic or statutory holiday in the City of Vancouver, British Columbia.

"**BRGM**" means the Bureau de Recherches Geologiques et Minieres and certain wholly or partially owned subsidiary companies known as Compagnie Francaise de Mines, BRGM S.A., BRGM Perou S.A.S. (formerly La Source Compagnie Minera S.A.S.), and La Source S.A.

"**cash operating costs**" means gross operating costs plus waste stripping and metal inventory adjustments, and silver credits.

"**Cedimin**" means Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A., a wholly-owned subsidiary of the Buenaventura group of Companies.

"**Centromin**" means Empresa Minera de Centro del Peru S.A., formerly known as Minero Peru, a Peruvian company, wholly-owned by the Government of Peru.

"**Clearance Date**" means, in respect of a Qualifying Province, the date upon which the MRRS Decision Document for the Final Prospectus has been obtained from (or on behalf of) the Securities Commission of such Qualifying Province.

"**CMMP**" means Compania Minera Manhattan, S.A.

"**Common Shares**" means common shares in the capital of the Company.

"**Company**" means Manhattan Minerals Corp.

"**Compensation Special Warrants**" means the compensation special warrants issued to the Agents which entitle the Agents to acquire, for no additional consideration, at any time on or before 5:00 p.m. (Toronto time) on the Expiry Date, up to 350,700 Agents' Warrants, as described further under the heading "Private Placement and Plan of Distribution".

"**cut-off grade**" means the minimum grade of ore used to establish reserves.

"**EMTG**" means Empresa Minera Tambo Grande S.A.

"**Expiry Date**" means the earlier of:

(a) September 18, 2002; or

(b) the fifth business day following the Clearance Date.

"**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiry Date.

"**Final Prospectus**" means the (final) prospectus of the Company to be filed in each of the Qualifying Provinces qualifying the distribution of: (i) the Common Shares and Warrants issuable upon the exercise or deemed exercise of the Special Warrants; and (ii) the Agents' Warrants issuable upon the exercise or deemed exercise of the Compensation Special Warrants.

"**g/t**" means grams per metric tonne.

"**GPMM**" means Grupo Minera Manhattan, S.A. de C.V.

"**gross operating costs**" means mining, processing and mine administration costs incurred.

"**indicated resource**" means the estimated quantity and grade of part of a mineralised deposit for which the continuity of grade, together with the extent and shape, are so well established that a reliable grade and tonnage estimate can be made.

"**inferred resource**" means the estimated quantity and grade of a deposit, or part thereof, that is determined on the basis of limited sampling, but where there is sufficient geological information and a reasonable understanding of the continuity and distribution of metal values to outline a deposit of potential economic merit.

"**INGEMMET**" means Instituto Geologico Minero y Metalurgico, an agency of the Government of Peru.

"**Lancones Concessions**" means the property adjoining the Tambo Grande Concessions primarily to the south and partially to the east and north, comprising a 100% interest in 84 concessions aggregating 77,600 hectares.

"**Manhattan**" means the Company together with all of its subsidiaries.

"**MEM**" means the Ministry of Energy and Mines of Peru.

"**Mexican Subsidiaries**" means, collectively, MMEX, GPMM, MMOP, MMAD and MMAS.

"**Mineral Reserves**" or "**ore**" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"**Mineral Resource**" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"**mineralisation**" means material containing minerals of economic interest.

"**Minero Peru**" means Empresa Minera del Peru S.A., a Peruvian company wholly-owned by the Government of Peru.

"**MMAD**" means Minera Manhattan Administracion, S.A. de C.V.

"**MMAS**" means Minera Manhattan Servicios, S.A. de C.V.

"**MMB**" means Manhattan Minerals (Bermuda) Ltd.

"**MMEX**" means Minera Manhattan, S.A. de C.V.

"**MMH**" means Manhattan Minerals (Holdings) Ltd.

"**MMOP**" means Minera Manhattan Operaciones, S.A. de C.V.

"**MMUS**" means Manhattan Minerals (US) Ltd.

"**MRDI**" means MRDI Canada, a division of AMEC E&C Services Limited.

"**MRRS Decision Document**" means, in respect of a Securities Commission of a Qualifying Province, the decision document, receipt or similar notice or document in respect of the Final Prospectus issued by the British Columbia Securities Commission under the Mutual Reliance Review System for Prospectuses and Annual Information Forms which definitively evidences that the Common Shares and Warrants issuable upon the exercise or deemed exercise of the Special Warrants and the Agents' Warrants issuable upon the exercise or deemed exercise of the Compensation Special Warrants have been "prospectus qualified" for the purpose of distribution to residents of such Qualifying Province or the Agents, as the case may be.

"**MSCM**" means Manhattan Sechura Compania Minera S.A.

"**Option Agreement**" means the "Option Agreement for the Incorporation of a Stock Company" and its Annex, the "Agreement for the Incorporation of a Stock Company", between Minero Peru and the Company, which was executed on May 17, 1999 and governs the ownership, exploration and development of the Tambo Grande Concessions.

"**Papayo Joint Venture Concessions**" means the property contiguous and to the south of the Tambo Grande Concessions comprising seven concessions aggregating 3,200 hectares.

"**Qualification Deadline**" means 5:00 p.m. (Vancouver time) on January 16, 2002.

"**Qualifying Provinces**" means the provinces of British Columbia and Ontario.

"**Securities Commissions**" means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Provinces and "**Securities Commission**" means a securities commission or other securities regulatory authority in any one Qualifying Province as the context may require.

"**Share Purchase Warrant Indenture**" means the Common Share purchase warrant indenture dated September 18, 2001 between the Company and Computershare Trust Company of Canada, as trustee, creating and governing the terms and conditions of the Warrants.

"Special Warrant Indenture" means the special warrant indenture dated September 18, 2001 between the Company and Computershare Trust Company of Canada, as trustee, creating and governing the terms and conditions of the Special Warrants.

"Special Warrants" means the 5,845,000 special warrants of the Company previously issued at a price of C$0.90 per special warrant pursuant to the Special Warrant Indenture. See "Private Placement and Plan of Distribution".

"Special Warrant Private Placement" means the offering and sale of the Special Warrants pursuant to prospectus exemptions.

"strip ratio" means the ratio of the number of tonnes of waste that must be moved for one tonne of ore to be mined.

"Supreme Decree" means a "Decreto Supremo", which is the highest hierarchy law provision issued by the Peruvian Executive Power, and which has to be signed by the President of Peru and one, some, or all of his Ministers. The only law provisions that have a higher hierarchy are the Constitution and the Law that is passed by the Peruvian Congress.

"Tambo Grande Concessions" means, collectively, the ten mining concessions named Tambo Grande 1 through 10, located in the district of Tambo Grande, Province and Department of Piura, Peru.

"Tambo Grande Deposit" means the pyritic volcanogenic massive sulphide deposit contained within the Tambo Grande Concessions.

"Tambo Grande Project" means, collectively, the Tambo Grande Concessions, the Lancones Concessions and the Papayo Joint Venture Concessions, and the exploration and possible future development and exploitation of those Concessions.

"Time of Expiry" means, with respect to a Qualifying Province, 5:00 p.m. (Toronto time) on the Expiry Date.

"TSE" means The Toronto Stock Exchange.

"U.S. Securities Act" means the *United States Securities Act of 1933*, as amended.

"VMS" means volcanogenic massive sulphide.

"Warrants" means the 2,922,500 Common Share purchase warrants of the Company issuable upon the exercise or deemed exercise of the Special Warrants, each whole Warrant entitling the holder to purchase, subject to adjustments in certain circumstances, one Common Share at any time before 5:00 p.m. (Toronto time) on September 18, 2003, at a price of C$1.25 and, thereafter, at any time before 5:00 p.m. (Toronto time) on September 18, 2003, at a price of C$1.50.

SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

Issuer: Manhattan Minerals Corp.

The Offering: 5,845,000 Common Shares and 2,922,500 Warrants issuable upon the exercise or deemed exercise of 5,845,000 previously issued Special Warrants, without payment of any additional consideration.

Special Warrants: An aggregate of 5,845,000 Special Warrants were issued at a price of C$0.90 per Special Warrant pursuant to the Special Warrant Indenture in two separate tranches on September 18, 2001 (as to 5,015,000 Special Warrants) and September 21, 2001 (as to 830,000 Special Warrants), for aggregate gross proceeds to the Company of C$5,260,500. Each Special Warrant, upon exercise or deemed exercise thereof, entitles the holder to receive, without payment of any additional consideration, one Common Share and one-half of one Warrant at any time on or before the Time of Expiry. Each whole Warrant will entitle the holder to acquire one Common Share at a price of C$1.25 until September 18, 2002 or at a price of C$1.50 after September 18, 2002 and on or before September 18, 2003. Any Special Warrants not exercised by the Time of Expiry will be deemed to be exercised immediately prior to the Time of Expiry without any further action on the part of the holder. If the MRRS Decision Document for this prospectus is not obtained by the Company on or before the Qualification Deadline, each Special Warrant outstanding as of the Qualification Deadline will become subject to a conversion rate increase pursuant to which the number of Common Shares and Warrants to be issued upon the exercise or deemed exercise of the Special Warrants will be increased by 5%. See "Private Placement and Plan of Distribution and Details of the Offering".

Use of Proceeds: The net proceeds received by the Company from the sale of the Special Warrants will be used for a draft environmental impact study, for community relations activities in the District of Tambogrande and for general working capital. See "Use of Proceeds".

Principal Business of the Company: Manhattan is engaged in the acquisition, exploration and development of natural resource properties. The Company was incorporated under the *Company Act* (British Columbia) and has its Common Shares listed on The Toronto Stock Exchange (the "TSE") under the trading symbol MAN. Manhattan currently has no operating properties or operating revenues. Manhattan's primary focus relates to its interest in the Tambo Grande Project located in the Department of Piura in northern Peru. See "Business of Manhattan" and "Properties".

Risk Factors: Any non-compliance by Manhattan with the terms and conditions of the Option Agreement could affect its ability to exercise the option and earn its interest in the Tambo Grande Concessions. These terms and conditions include an undertaking to deliver a feasibility study and financing plan within the three year option period, as amended to provide for a one year extension to May 31, 2003. The Tambo Grande Project is presently in the feasibility stage. Manhattan is engaged in work on the feasibility study while continuing its discussions with the local population concerning mine development. Manhattan must also meet the following two qualifications pursuant to the Option Agreement in order to exercise the option: (i) Manhattan, directly or in association with another company, must operate a mining complex with an average treatment capacity of 10,000 tonnes of ore per day and (ii) Manhattan must have net assets of at least $100 million. In the event these conditions are not met by the expiry date of the Option Agreement, the option will expire. In the event that Manhattan is required to comply with the qualification requiring it to have net assets of $100 million by May 31, 2003 by issuing Common Shares at the current market price, significant dilution could occur.

A part of the Tambo Grande Deposit underlies the town of Tambogrande. Current Peruvian legislation protects the town and its citizens, and its agricultural areas with respect to mining and processing. In addition, under the Option Agreement, the Company is required to guarantee that any mining methods used will not physically affect the town nor harm its citizens, and that the tailings will not affect the agricultural areas surrounding the town. All of the implications of the location of the town of Tambogrande in relation to the Tambo Grande Deposit for the development of a mine on the Tambo Grande Concessions have not been completely assessed at this time. However, the Company has been working closely with community leaders to establish a co-operative, mutually beneficial relationship with the area residents in an effort to ensure that impacts are minimized. As part of the ongoing work program, the Company will continue to undertake socio-economic studies and initiatives to manage this factor.

The Company presently has sufficient financial resources to undertake all of its currently planned activities. However, any further exploration and development of the Tambo Grande properties will require additional financing, which cannot be assured at this time.

Investment in the Common Shares and Warrants offered hereby must be regarded as speculative due to the nature of Manhattan's business and its present stage of development. An investment in the securities of the Company should only be made by persons who can afford the total loss of their investment. The Tambo Grande Concessions in which Manhattan has an interest are in the feasibility stage. Development of Manhattan's mineral properties will be contingent upon the completion of an environmental impact study and an economic feasibility study. Delays in advancing the completion of the environmental impact study due to factors outside the Company's control could impact upon the Company's ability to complete such study. Mineral exploration and development involves many risks and hazards, any of which could result in work stoppages, damage to property and possible environmental damage.

Manhattan is subject to risks normally associated with the exploration for and development of mineral properties in Peru, including but not limited to possible political or economic instability and government actions that may adversely affect the operations of Manhattan. On February 27th and 28th, 2001 the Company's exploration camp and demonstration housing units located in Tambo Grande were extensively damaged during a protest march, instigated by a small group of politically motivated persons. The damage was estimated to be approximately $930,000 and is expected to be covered in whole or in part by insurance proceeds. The Company is currently negotiating with its insurance carrier with respect to the extent of coverage. All technical data was duplicated off site as a normal precaution and, therefore there was no loss of continuity for completion of the TG-1 feasibility study and environmental impact study. Although drill core was lost, it was fully logged and photographed. To ensure the security of drill core from any future drilling program, Manhattan intends to center the work in the City of Piura, in northern Peru, rather than in the town of Tambogrande. In addition, Manhattan will continue to maintain all the assay original sample intervals for the drill core in secure premises located in the City of Vancouver, British Columbia, Canada. Work continues on the Tambo Grande Project and the Company expects to be able to complete its feasibility study commitments within the timeframe accorded under the Option Agreement. Although the Company is actively involved in a process to address the social and political issues which appear to have given rise to the protests in February, 2001, there is no assurance that this process will be successful and there is no assurance that the Company will not be subject to further political or economic instability and government actions that may adversely affect its operations.

Mineral exploration and development involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines.

Manhattan does not currently have any operating revenues. Revenues in the future are expected to be derived from sales of gold and base metals. The prices of these commodities fluctuate widely and, therefore, the economic viability of any of Manhattan's projects cannot be accurately predicted.

Manhattan's operations present environmental risks and hazards and are currently subject to environmental regulation. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Manhattan's operations.

Competition in the mineral exploration and development business could adversely affect Manhattan's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

Manhattan is satisfied with its review of all titles for concessions in which it holds or will hold a material interest, but cannot guarantee that any such title will not be challenged or impugned. Failure to pay all required maintenance and assessment fees on properties on a timely basis may result in a loss of title.

Certain directors of the Company are associated with other companies that acquire interests in mineral properties, and such associations may give rise to conflicts of interest from time to time.

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends.

The offering price of C$0.90 per Special Warrant will exceed the net tangible book value of the Common Shares as at September 30, 2001, after giving effect to the issue of the Common Shares and Warrants upon exercise of the Special Warrants, by C$0.81 representing a dilution factor of 90%.

For further details concerning risk factors relating to Manhattan, see "Risk Factors".

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables (expressed in thousands of United States dollars, except shares and per share amounts) set out selected consolidated financial data, which has been prepared based on Canadian generally accepted accounting principles ("Canadian GAAP").

	Nine Month Periods ended September 30		**Years ended December 31,**		
	2001	**2000**	**2000**	**1999**	**1998**
	$	**$**	**$**	**$**	**$**
Revenue from discontinued operations	-	12	12	4,006	8,426
Loss before discontinued operations	1,968	1,101	1,435	1,240	1,725
Basic and diluted Loss per share before discontinued operations	0.05	0.03	0.04	0.05	0.07
Net Loss	1,968	2,579	4,730	12,538	4,525
Basic and diluted Loss per share after discontinued operations	0.05	0.07	0.13	0.46	0.19
Total Assets	61,947	63,741	62,313	57,172	41,561
Long Term Debt	-	-	-	-	-
Cash dividend per share	-	-	-	-	-
Share capital	99,705	99,631	99,631	89,373	61,470
Special warrants	3,010	-	-	-	-
Deficit	42,341	38,222	40,373	35,643	23,105

Eight Quarters Prior to December 31, 2000
Quarters ended

	2000				1999			
	Dec 31 **$**	**Sep 30** **$**	**June 30** **$**	**Mar 31** **$**	**Dec 31** **$**	**Sep 30** **$**	**June 30** **$**	**Mar 31** **$**
Revenue from discontinued operations	-	-	-	12	275	607	1,228	1,896
Loss before discontinued operations	334	390	323	388	178	402	268	392
Basic and diluted loss per share before discontinued operations	0.01	0.01	0.01	0.01	0.00	0.02	0.01	0.02
Loss for the period	2,151	803	760	1,016	9,769	1,164	1,188	417
Basic and diluted Loss per share after discontinued operations	0.06	0.02	0.02	0.03	0.35	0.05	0.04	0.02

Accounting Principles

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods of application as those in the Company's consolidated financial statements for the year ended December 31, 2000 except for earnings per share. Earnings per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants whereby the treasury stock method is used to calculate diluted earnings per share. The new standard has been applied on a retroactive basis and had no impact on the amounts presented. Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Interim Financial Statements

In preparing its interim financial statements, the Company has adopted the requirements of the Canadian Institute of Chartered Accountants new standard concerning interim financial statements. This new standard outlines the minimum information that should be disclosed in interim financial statements. Although the Company has disclosed material transactions in its interim financial statements in the past, the presentation of these interim financial statements has been modified to conform to the requirements of the new standard. The notes to the financial statements are presented to explain significant financial changes that have occurred from December 31, 2000 to September 30, 2001, and should be read in conjunction with the consolidated financial statements for the fiscal year 2000 included in this prospectus.

Discontinued Operations

Effective December 31, 2000, the Company adopted a plan to dispose of its Mexican operations that includes the sale of all its Mexican Subsidiaries. The Company's Mexican operations comprised the Moris Mine and exploration operating segments. The Moris Mine was placed on care and maintenance during 1999. As a result of this plan of disposal, the results of operations for the Mexican operations have been reported as discontinued operations, and previously reported comparative financial statements have been restated to conform with the current years presentation.

CONVERSION TABLE

Conversion rates from Imperial measure to Metric and from Metric to Imperial measure are provided below.

Imperial Measure	= Metric Unit	Metric Measure	= Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 (short ton)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy/ton)	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

CURRENCY EXCHANGE RATES

Unless otherwise indicated, all currency amounts in this prospectus are stated in United States ("US") dollars. The following reflects the rate of exchange of Canadian dollars for each US$1.00 in effect at the end of the following periods and the average rate of exchange during such periods, based on the Bank of Canada average noon spot rate of exchange:

	Years ended December 31				
	2000	**1999**	**1998**	**1997**	**1996**
Rate at end of year	1.5002	1.4433	1.5333	1.4305	1.3706
Average rate for the year	1.4852	1.4858	1.4831	1.3844	1.3636

On January 8, 2002, the Bank of Canada noon spot rate of exchange was US$1.00 equals C$1.5950.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other statements contained herein regarding matters that are not historical facts are "forward-looking statements". These statements can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this prospectus are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

THE COMPANY

The Company was incorporated as a British Columbia company on November 18, 1985 under the name Riggins Resources Ltd. The Company changed its name from Riggins Resources Ltd. to Manhattan Minerals Corp. on June 1, 1990.

The Company's head office and registered and records office is situated at Suite 350-885 Dunsmuir Street, Vancouver, B.C., V6C 1N5. The Company is a reporting issuer in each of the Provinces of British Columbia, Alberta, Manitoba and Ontario. The common shares of the Company have been listed on the TSE since July 13, 1994 and were listed on the Vancouver Stock Exchange ("VSE") from June 13, 1988 to February 28, 1997. The Company voluntarily delisted from the VSE on February 28, 1997.

As at December 31, 2000, the Company had ten wholly owned subsidiaries, namely, MMB, MMH, both of which are companies incorporated in Bermuda, MMEX, GPMM, MMOP, MMAD and MMAS, all of which are Mexican corporations (collectively, the "Mexican Subsidiaries"), MMUS, an Arizona corporation, CMMP and MSCM both of which are Peruvian corporations. On March 12, 2001 the Company sold all of the Mexican Subsidiaries.

The following is a diagram of the Company's current corporate structure:


Manhattan Minerals Corp.
Manhattan Minerals (U.S.) Ltd. 100%
Manhattan Minerals (Bermuda) Ltd. 100%
Compania Minera Manhattan S.A. 100%
Manhattan Minerals (Holdings) Ltd. 100%
Manhattan Sechura Compania Minera S.A. 100%

BUSINESS OF MANHATTAN

Manhattan is engaged in the acquisition, exploration and development of natural resource properties. Manhattan's primary focus is in northern Peru, where its principal mineral properties are located. Manhattan's current strategy is to explore and develop the Tambo Grande Project in Peru.

After initial exploration in Canada and the United States up to mid 1992, the Company decided to consider opportunities in Latin America. By late 1992, the Company began exploring in Mexico, and in early 1993 began acquiring mineral properties in Mexico, including the Moris Mine, located approximately 350 kilometres south of the United States border in the state of Chihuahua, which commenced production in 1996. Due to a severe drought in the region during 1999 and the low price of gold, mining operations at the Moris Mine ceased in April, 1999, and the mine was placed on care and maintenance. The Company concluded that the Moris Mine was a non-core asset and wrote down the value of the asset by $8.0 million in fiscal 1999 to a net carrying value of $0.4 million. This operation and all of the Company's Mexican Subsidiaries were sold to Mexican investors on March 12, 2001.

The Company will use the net proceeds raised from the sale of the Special Warrants for a draft environmental impact study, for community relations activities in the District of Tambogrande, Peru and for general working capital purposes. See "Properties" and "Use of Proceeds".

PROPERTIES

Tambo Grande Project

Introduction

The Company holds interests in the Tambo Grande Project located in the district of Tambo Grande, in the Department of Piura, in northern Peru. The regional capital, Piura, is 40 km southwest and Lima lies about 865 km south. The project area is 50 km south of the Ecuadorian border. The project covers 90,800 ha and comprises 101 mining concessions. These are divided into three sub-projects: the Tambo Grande Concessions, the Lancones Concessions and the Papayo Joint Venture Concessions. Three deposits occur within the project: TG-1, TG-3 and B-5. Estimated Mineral Resources exist for TG-1 and TG-3, and mineral reserves have been calculated for TG-1.

The following diagrams illustrate the location of the Tambo Grande Project:

Country Location Map


ECUADOR
TAMBO GRANDE PROJECT
Piura
La Granja
Yanacocha
BRAZIL
Chiclayo
Trujillo
Pierina
Antamina
Cerro de Pasco
Lima
PERU
Tintaya
BOLIVIA
Pacific Ocean
Southern Peru Copper
500km
CHILE

Departmental Location Map


TAMBO GRANDE PROJECT
Talara
DEPARTMENT OF PIURA
Paita
Piura
Pacific Ocean
Bayovar
Tambo Grande Project
75% MMC/25% Minero Peru
Lancones Project
100% MMC
Papayo Project
51% MMC/49% Cedimin
(can earn 100%)

The Company commissioned MRDI to provide an independent Qualified Person's Review and Technical Report for the Tambo Grande Project as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Report"). This report was completed in October 2001 and is summarized herein.

Summary

The deposits in the Tambo Grande project are pyritic volcanogenic massive sulphide deposits. These mid-Cretaceous deposits lie proximal to dacite extrusive rocks, overlying mafic volcanic rocks. They are graben hosted and typically mineralogically zoned. The deposits comprise a central pyritic core, flanking sphalerite/chalcopyrite/pyrite zone, and a basal chalcopyrite/pyrite zone. In addition, the TG-1 deposit contains a late stage supergene copper enriched massive sulphide zone at the top and margins of the sulphides. TG-1 also contains a late stage auriferous exhalative baritic unit that overlies the sulphides and comprises the oxide ore zone at TG-1.

The mineralization of the Tambo Grande Project as of December 31, 2000, is classified as Mineral Resource and Mineral Reserve for the TG-1 deposit and as Mineral Resource for the TG-3 deposit.

During the 2000 calendar year, studies were undertaken on the Tambo Grande Project in order to provide information to complete an environmental impact study and a feasibility study. These studies include Mineral Resources and Mineral Reserves, mine development plans, processing options, hydrology, mine waste management, environmental baseline conditions, infrastructure, town relocation, socio-economic conditions and environmental management planning. The data collection continues and the studies are expected to be complete by mid-2002. Significant efforts were made on community relations and consultation programs regarding the impacts and benefits of mine development on the local area.

The studies focus on the initial development of the TG-1 deposit. The TG-1 deposit has been envisioned as a conventional truck/shovel open pit operation. The operation has been forecast to initially produce at the rate of 7,500 tonnes per day mill feed from the oxide gold/silver deposit followed by an expansion to up to 20,000 tonnes per day from the copper/zinc/gold/silver sulphide deposit.

Location, Access and Physiography

The Tambo Grande Project is located in the coastal plain province of northern Peru in the Department of Piura. Topography in the area is relatively flat, with elevations ranging from 70 m to 150 m above sea level. A few small hills of volcanic or plutonic rocks are present, emergent from the flat-lying Tertiary marine sediments and the Quaternary eolian sands. South of the Piura river, the area has low sandy hills and typical desert flora. The TG-1 deposit lies on the northern margin of the Piura river, which flows westerly into the Pacific Ocean. Much of the project area is under cultivation, irrigated by a system of canals from reservoirs to the north.

The project is well served by paved highways and secondary roads. The port of Paita lies approximately 110 km west of the area. The Ecuadorian border is about 50 km to the north.

Climate reflects its proximity to the equator (5° South latitude) and the Pacific Ocean (90 km). The area is warm and dry with abundant sunshine. A hot and humid season occurs from January to March. Temperatures during the dry season may rise to 35° C in the daytime and are typically accompanied by cool desert nights. The area is subject to El Nino events resulting in extremely high rainfall.

Current administrative facilities consist of offices for communication and engineering functions set up in Piura, which receives daily commercial air service from Lima.

Claims and Ownership

Manhattan's land position covers three concession blocks. The Tambo Grande Concessions consist of 10,000 ha. Manhattan has been granted an option to earn a 75% interest in these concessions. The remaining 25% interest is held by Centromin. The second and largest group, the Lancones Concessions, occupy 77,600 ha. Manhattan owns a 100% interest in these concessions. In March 2000, Manhattan acquired 1,900 ha. in two concessions called Perla. These lie about 20 km west of the Tambo Grande Concessions and are commonly referred to as part of the Lancones Concessions. The third block is the Papayo Joint Venture Concessions which cover 3,200 ha. Manhattan has been granted an option to earn a 51% interest in these lands from Cedimin S.A., a wholly owned subsidiary of Compañía de Minas Buenaventura S.A.

Tambo Grande Concessions

Minero Peru is the registered owner of the Tambo Grande Concessions. The Concessions were transferred to Minero Peru from the Temporary Regional Administrative Council of Piura on March 1, 1999.

BRGM, pursuant to various Peruvian government decrees and agreements and in particular the Base Agreement and the Additional Agreement, executed in 1979 and 1981, respectively, pursued the acquisition, exploration and development of the Tambo Grande Concessions. These agreements gave BRGM an initial 75% beneficial interest in the Tambo Grande Concessions, subject to certain exploration and financing conditions.

On October 14, 1993, BRGM entered into a letter of intent with Manhattan pursuant to which BRGM granted Manhattan the option to acquire a 52.5% aggregate interest (70% of BRGM's interest) in the Tambo Grande Concessions.

On July 30, 1996, BRGM and Manhattan entered into an agreement, as modified by a letter of amendment dated February 11, 1997, that exercised the option in the letter of intent and set out the rights and obligations regarding the transfer, exploration and development of the Tambo Grande Concessions.

On March 12, 1997, Manhattan purchased the balance of BRGM's interest in the Tambo Grande Concessions for $23 million, which increased Manhattan's interest in the concessions from 52.5% to 75%. On April 8, 1997, BRGM conveyed its entire 75% interest in the Tambo Grande Concessions arising under the Agreements to the Company. The transfer of the interest to the Company was subject to the approval of the Government of Peru.

As the Tambo Grande Concessions lie within the 50 kilometre frontier zone with Ecuador, the Company was required to obtain prior Supreme Decree approval to own an interest in the Tambo Grande Concessions. This frontier zone Supreme Decree was published on May 7, 1999.

On May 15, 1999, the Supreme Decree approving the Option Agreement was published, and on May 17, 1999, the Company and Minero Peru executed the Option Agreement, which replaced the Agreements.

The Option Agreement governs the ownership, exploration and development of the Tambo Grande Concessions and includes the following provisions:

- Minero Peru has granted Manhattan a three-year option period, as amended to provide for a one year extension to May 31, 2003, to complete a feasibility study and financing plan, and to elect to proceed with the development of a mining project on the Tambo Grande Concessions.

- Manhattan is required to meet two qualifying conditions prior to exercising the option: it must operate a mining complex with an average treatment capacity of 10,000 t/d, and it must have net assets of at least $100 million. Manhattan may qualify directly or through a company that may own, directly or indirectly, a 25% interest in Manhattan or any subsidiary of Manhattan.

- In the event that the option is exercised, Manhattan and Minero Peru will incorporate a mining company, Empresa Minera Tambo Grande S.A. ("EMTG"), which will be owned 75% by Manhattan and 25% by Minero Peru. EMTG will acquire 100% of the Tambo Grande Concessions from Minero Peru and will develop and operate the mining project.

- Manhattan will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the amount committed, no penalty will be payable. In the event that the mine is not developed within the four years, Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.

- Manhattan will arrange the debt financing required by EMTG for the development of the mining project, including Minero Peru's share, and will contribute the entire equity financing required by EMTG.

- Minero Peru will retain a copper-price-based sliding scale net smelter return royalty interest in the Tambo Grande Concessions ranging from zero at $0.60/lb. to 5% at $1.20/lb.

- Manhattan will guarantee that the mining methods to be used will not physically affect the town of Tambogrande or cause damage to its population. In addition, the tailings deposits will be located in areas that will not affect the surrounding agricultural areas.

On April 11, 2001, the Government of Peru granted Manhattan a one-year extension to the Option Agreement with Minero Peru on the Tambo Grande Concessions. The new term of the agreement extends the time for completing the commitments under the Option Agreement from May 31, 2002 to May 31, 2003.

Lancones Concessions

Manhattan has a 100% interest in the Lancones Concessions that comprise 84 concessions aggregating 77,600 ha. The majority of the concessions were acquired by staking in 1996. The Lancones Concessions adjoin the Tambo Grande Concessions to the south and north and partially to the east. In March 2000, Manhattan acquired 1,900 ha in two concessions called Perla. These lie about 20 km west of the Tambo Grande Concessions and are included as part of the Lancones Concessions.

Papayo Joint Venture Concessions

Manhattan was granted an option by Cedimin in November 1997 to acquire up to a 100% interest in Cedimin's Papayo property. The property comprises seven concessions aggregating 3,200 ha and lies contiguously to the south of the Tambo Grande Concessions. Manhattan can earn a 51% interest in the Papayo Joint Venture Concessions by spending $5 million over five years. In addition, it must make a payment of $250,000 to Cedimin (payable equally over five years to 2002, subject to payment in full prior to the exercise of the option). Manhattan may earn a further 29% of the Papayo Joint Venture Concessions by funding Cedimin's 49% cost share of the next $10 million property expenditures. Subsequently, it may acquire the balance of 20% for a consideration of $5 million.

In June 2001, Cedimin granted a 15-month extension to Manhattan's option agreement on the Papayo Joint Venture Concessions. The new term extends the time period for exercising the option to January 15, 2004. An additional payment of $50,000 is due in the final year of the agreement. There are no changes to the other terms of the option.

History

The Tambogrande area was first known for its iron occurrences and it was not until 1977 that geochemically anomalous base metals were discovered through an exploration program run by BRGM with the co-operation of the Instituto Geológico Minero y Metalurgico (INGEMMET), an agency of the Government of Peru. Self-potential geophysical surveys conducted in 1978 indicated the presence of conductive anomalies and two drill holes established the presence of a massive sulphide body with pyrite, chalcopyrite and sphalerite. In 1979, the Base Agreement was signed between INGEMMET and BRGM to explore the project and prepare a pre-feasibility study.

During 1979 and 1980, BRGM carried out a gravity survey, an induced polarization survey, a drilling program, geostatistical studies and a technical-economic pre-feasibility study. In 1981, the Additional Agreement was signed between INGEMMET, Minero Peru and BRGM to prepare a feasibility study and to finance and develop the project. However, no subsequent work was undertaken at such time because of legal, political and investment conditions in Peru.

As there is little or no exposed sulphide mineralization, it was necessary to use indirect methods for exploration. The self-potential and induced polarization geophysical methods initially utilized on the project, proved unsatisfactory for defining anomalies of significance partially because of the conductive overburden. Gravity methods were tested and proved to be very successful. The TG-1 anomaly, a 700 m by 350 m gravity anomaly that partially underlies the town of Tambogrande, was used as the basis for conducting a small drill program, resulting in the discovery of the Tambo Grande deposit.

Preliminary metallurgical testing was undertaken by BRGM in 1978. Polished section studies show that pyrite is the most abundant mineral. Pyrite occurs as fine-grained, polycrystalline masses or as automorphic crystals. Chalcopyrite occurs both within pyrite grains and intergranularly. It also occurs as exsolution blebs in sphalerite. Small amounts of galena, tetrahedrite and covellite are also present. The preliminary flotation tests showed that copper and zinc concentrates could be reasonably produced. Additional metallurgical tests were done by BRGM in 1980. These tests suggested that finer grinding (about 20 μm) would be necessary for good recovery of metal values by differential flotation.

Ground gravity surveys in 1977 and 1988 by BRGM delineated 55 gravity anomalies.

Geophysical work completed by Manhattan, in January 1997 consisted of 11,000 km of fixed-wing airborne magnetic and radiometric surveys.

Regional Geology

The Tambo Grande massive sulphide district in northern Peru formed contemporaneously with a pre-Albian (Mid-Cretaceous) marine rift known as the Lancones Basin. Mafic and less common silicic volcanic and volcaniclastic rocks of the Ereo and La Bocana formations filled the basin. These rocks are exposed in a 40 km wide by 80 km long northeasterly plunging anticline located along the southeastern side of the basin. The southwestward extent of the volcanic sequence is not known because Tertiary continental sedimentary rocks of the Sechura Basin cover the Lancones Basin.

The Ereo Formation consists of at least 500 m of basalt pillow lava flows intercalated with hyaloclastic breccias, minor dacite flows and tuff beds, and lesser volcaniclastic strata. Intruding mafic dykes are common. The base of the Ereo Formation has not been observed. The Ereo Formation is unconformably overlain by 250 m of Upper Albian agglomeratic andesite and dacite interbedded with calcareous arenite, limestone, greywacke and tuff of the La Bocana Formation. Numerous base-metal and barite occurrences are also found in the La Bocana Formation. Approximately 1,500 m of the Lancones Formation lies conformably on the La Bocana on the east and west flanks of the anticline, but is absent along the anticlinal crest. On the eastern flank of the anticline, the Lancones Formation is composed primarily of andesitic pyroclastic rocks, whereas the western flank is composed of andesitic pyroclastic rocks and interbedded calcareous arenite and greywacke layers. The basin extends north into Ecuador where volcanism, coeval with Lancones Basin basal sequences, is represented by andesitic flows and volcaniclastic rocks of the Celica and Macuchi formations. These rocks also contain volcanogenic massive sulphide occurrences.

The depocentre of the Lancones Basin shifted westward in Cenomanian time, with deposition of the Copa Sombrero Formation consisting of flysch successions up to 3,700 m thick. The formation is represented in the lower units by debris flows, turbiditic sandstone and breccias intruded by igneous sills and dykes. Up-section the stratigraphic sequence changes to a finer turbidite facies consisting of rhythmically interbedded black shale and greywacke sandstone.

By Mid-Cretaceous, Tethyan spreading waned, ending northeast extensional tectonism and further development of the Lancones Basin. Pacific spreading centres became active, resulting in east and northeasterly directed oblique subduction along the western margin of South America. This event is reflected in the Tambo Grande region by arcuate east-west-trending normal faults (down to the north), which disrupt the Cretaceous host rocks.

Intrusive stocks within the Lancones Basin form part of the Upper Mesozoic and Cenozoic Coastal Batholith that stretches the length of western Peru. Within the Lacones Basin, the intrusions are composed entirely of gabbro and diorite and are confined to a relatively small area north of Tambo Grande. The age of these intrusions has not been determined, but chemically they are similar to the basal volcanic series of the Ereo Formation and may be the subvolcanic equivalent of these volcanic rocks. Peripheral to the basic intrusions are granodiorite and monzonite stocks analogous to the Western Peruvian batholiths. These are found around the margin of the basin. At the end of the Cretaceous, the tectonic setting of the northern Andean Cordillera changed. As a result, a thick sequence of Tertiary terrigenous sediments was deposited on the southern portion of the Lancones Basin and northern part of the younger, continental Sechura Basin that lies to the south. The Piura River in the Tambo Grande area coincides with the present-day northern limit of the continental basin. The stratigraphic sequence is characterized by intercalated lutite, poorly consolidated sandy layers, pebble conglomerate cemented with calcite, white friable marl and evaporite.

District Geology

The Tambo Grande deposits are hosted by the lower Mid-Cretaceous basalt-dominated Ereo Formation. Most of the understanding of the Ereo volcanic stratigraphy in the Tambo Grande district comes from exploration drill holes. This unit mainly comprises flow breccia units and is overlain and locally intercalated with an intermediate to felsic section consisting of andesite and lesser dacite flow and fragmental rocks. The dacitic deposits form dome complexes typically coincident with underlying basaltic highs. All massive sulphides found to date overlie tuffaceous dacite units within basins flanked by dacitic domes. Andesitic rocks overlie the felsic section as amygdaloidal lavas, flow breccias and debris flows. Basaltic pillow lavas and amygdaloidal flows cap the sequence.

Locally derived heterolithic debris flow deposits are also present. They generally occur as fan-like deposits along fault scarps and formed in response to graben development. At TG-3 a sulphide fragment-bearing variant occurs proximal to thick sulphide accumulations.

Several varieties of intrusive rocks cut both the volcanic units and sulphide deposits. The intrusions probably occur as both dykes and sills. Mafic intrusions are more common than felsic or intermediate bodies.

The structural setting of the district is dominated by oblique secondary and tertiary grabens with conjugate fault sets developed during the formation of the northeast-trending Lancones Basin rift. North-south to southeast chevron-shaped second-order basins host the favourable stratigraphy and all known sulphide accumulations. TG-1 fills a double-sided third-order basin within the confines of the secondary basin. TG-3 sulphides were deposited in a second-order basin.

Deposit Types

The Tambo Grande deposits are examples of volcanic-associated massive sulphide deposits (VMS). These are essentially pyritic massive sulphides with zones of chalcopyrite and sphalerite and are usually precious metal-bearing. These deposits occur within tectonically (growth fault) controlled volcanic or volcaniclastic basins in active volcanic regions associated with rifting environments (e.g., back-arc or intra-arc areas of an island arc system). Host rocks are typically mafic to intermediate volcanic rocks, felsic volcanic and volcaniclastic units, subaqueous fine- to coarse-grained epiclastic deposits and fine-grained marine sedimentary rocks (shales, mudstones, siltstones). Commonly the deposits are capped by an exhalative layer (iron formation, sulphate – barite, anhydrite, chert). The deposit form is massive to lensoidal and variable layered.

Principal sulphide minerals are pyrite, sphalerite, chalcopyrite and galena. Common non-sulphide minerals are quartz, barite, and carbonate. Mineralogic zoning is characteristic of these deposits, with cores of pyrite, basal zones of chalcopyrite-rich sulphides and marginal sphalerite/chalcopyrite-bearing sulphides. Some deposits may contain an upper zone of late-stage supergene copper enrichment.

Alteration is common and is generally adjacent and below the sulphide deposits, focussed around feeder structures. Stockwork sulphide mineralization is commonly associated with these feeder systems.

The genetic model for the Tambo Grande deposits consists of basins formed in a rifted marine continental margin. The basins are secondary grabens characterized by mafic volcanic horsts, felsic volcanic domes, flanking volcanic breccias, conglomerates adjacent to syn-volcanic faults and overlying heterolithic debris flows. Some of the deposits have a late-stage auriferous sulphate (barite) cap. Negligible post-mineral tectonism and magmatism has occurred, preserving original volcanic and mineralogic textures.

Exploration

Manhattan's exploration program focussed on the systematic evaluation of gravity anomalies. These anomalies can represent massive sulphide deposits, and Manhattan differentiated, analyzed and prioritized their potential value as a target for exploration drilling by using 3-dimentional modelling techniques. Since 1996, Manhattan has completed numerous gravity surveys at regional (500 m and 250 m separations) and detailed (50m to 100 m separations) levels.

In addition to gravity surveys, airborne magnetic and electro-magnetic (EM-37) surveys were also instituted. The magnetic surveys, made at 200 m and locally 100 m separations, were useful in revealing areas underlain by magnetic footwall basaltic strata which delineate regional structures. EM work has been confined to the TG-3 area.

During 2000, 41,800 m of diamond drilling were completed in 262 holes. Three new anomalies were tested. Including the TG-1 deposit, a total of nine gravity anomalies have been drilled since the start of the project. Of these nine, three are large, massive-sulphide deposit discoveries, three have sulphides present and need follow-up work, two have no sulphides but still need follow-up work, and only one has been eliminated. In addition, another 19 anomalies have yet to be tested, and almost one-third of Manhattan's property remains unexplored.

Manhattan's exploration program in 2000 focussed primarily on in-fill drilling of the TG-1 deposit and drilling at the B-5 deposit. Exploration spending during 2000 was $7.9 million. Since 1999, Manhattan has invested more than $25 million (inclusive of administrative costs) in exploration and development in the region.

TG-1 Deposit

The TG-1 deposit is primarily underlain and flanked by porphyritic dactic rocks with minor intercalated basalt and andesite. Portions of the deposit are underlain and flanked by amygdaloidal basalt. Heterolithic debris flows and conglomerates form fan-like deposits that are proximal to and underlie the sulphide deposits. Intercalated volcanics include amygdaloidal basalt flows, primarily in the southern portion of the deposit, and numerous felsic pyroclastic units in the north to north-central part of the deposit. Sedimentary deposits occur distally to the south of TG-1 and comprise 1 m to 3 m thick lutite layers that contain bedded sulphides. These units are intercalated with amygdaloidal andesite and basalt flows.

The TG-1 deposit is hosted within a complex graben setting created from primary, secondary and tertiary structures. The main structural control is a north-south trending secondary graben approximately 1 km wide. Northwesterly trending secondary structures created a tertiary rift approximately 300 m to 400 m across. It is this latter feature that hosts the sulphide deposit. The thickness of this sub-basin, and consequently the sulphide thickness, was controlled by a set of northeast-trending cross faults that formed a complex stair-step floor to the sub-basin. While the sulphide deposit is apparently restricted to the tertiary northwest-trending rift, the overlying hypogene oxides have been demonstrated to extend beyond the confines of the basin.

The TG-1 deposit contains an oxidized cap that forms a continuous unit overlying (and extending beyond) the TG-1 sulphide body. Parts of it crop out in the town of Tambogrande, where it forms the impressive gossan hill and several smaller outcrops, and in a new exposure caused by recent flooding of the Piura River along the west side of the deposit. In most areas, however, it is overlain by an average of 15 m of unconsolidated sand and gravel. This oxide zone is complex. It appears to be a mix of late-stage iron and barite-rich exhalative units and rhyolite tuff. The cap likely represents the last phase of exhalative activity in the formation of the TG-1 deposit.

Alteration styles recognized at TG-1 are quartz/epidote zones in distal footwall and lateral rocks and sericite/quartz/lesser chloritic zones associated with footwall stockwork zones. Intermediate to felsic units internal to the deposit have undergone a strong acidic destruction, resulting in vuggy silica alteration. A pronounced wedge-like zone of argillic to silicic alteration occurs along the eastern and northeastern flanks of the sulphide deposit. Whole rock data reveal significant sodium depletion, and silica enrichment has occurred in both footwall and intercalated volcanic units.

Late supergene weathering has affected the deposit. This has led to the development of a saprolitic clay-rich gossan, which typically caps the oxide stratigraphy at TG-1. Supergene weathering may or may not be responsible for the creation of the ferruginous siliceous rocks and other units commonly present between the baritic unit and the capping clay-rich gossan.

TG-3 Deposit

The oldest units drilled in the TG-3 area are basaltic flows. These rocks are overlain by amygdaloidal andesites and cut and overlain by porphyritic dacite intrusive and extrusive rocks. The sulphides are associated with the dacitic units. Sulphides were deposited simultaneously with dacite dome construction within marginal basins and on the flanks of the domes. Periods of quiescence in dome building allowed for sulphide deposition to extend laterally, resulting in the stacked mushroom shape in the south part of the TG-3 deposit. The sulphide accumulations were forced to grow vertically and reached significant thicknesses (+300 m). The end of TG-3 hydrothermal deposition was marked by andesitic volcanism that deposited a sequence of lava and debris flow deposits. Basalt flows cap the section.

Thin lutite units with banded sulphides are present in the hangingwall stratigraphy at TG-3. These beds may correlate with those seen in holes to the south of TG-1. If so, they would suggest that TG-3 is older than TG-1.

The structural setting at TG-3 is less well understood than that at TG-1. TG-3 appears to have developed in a less confined setting, controlled more by competition for space with eruptive rocks and debris flows than by rift-basin walls.

Alteration at TG-3 includes extensive quartz-epidote alteration of distal footwall, lateral and hangingwall rocks. The footwall proximal to the sulphide deposit comprises stockwork-related sericitic and chloritic alteration and widespread silicification. Rocks at TG-3 have not been significantly subjected to oxidation as seen at TG-1.

B-5 Deposit

The B-5 deposit is a very large zoned sulphide mound that appears to be relatively undisturbed tectonically or metamorphically. The sulphides lie in a northwesterly oriented basin developed in basalt. At this early stage of drilling, it is difficult to define the dimensions of the sulphide mound, but it appears to be 500 m long in the northwest dimension and 400 m wide east-west. The thickest massive sulphide intersection occurred in Hole B-5-005 at the southern end of the anomaly, where 240 m were cut. Hole B-5-014 also intersected 240 m of massive sulphides in the east central portion of the anomaly. The lower part of this intersection contained a stockwork copper zone in part replacing volcanic rocks.

Geologically the B-5 deposit occurs in a Cretaceous stratigraphic sequence similar to those of TG-1 and TG-3. Basalt footwall rocks are cut and overlain by multistage dacite domes with franking massive sulphides. Hangingwall lithology is basalt. Approximately 380 m to 400 m of recent eolian sand and Tertiary volcanoclasitc rocks cover the Cretaceous section. One difference noted at B-5 is that sulphides lie directly on basaltic footwall rocks and not on dacite, as is seen at TG-1 and TG-3. The dacite domal rocks at B-5 flank the sulphides but do not appear to underlie them.

The sulphide mound at B-5 is zoned with a barren pyrite core, flanking copper-zinc-silver-gold mineralization and basal copper replacement. Pyrite, chalcopyrite and sphalerite are the dominant sulphide minerals within the massive sulphide pile. Minor galena is also present. The host to silver has been identified as tetrahedrite. Although their distribution and quantity are not well understood, the secondary copper minerals covellite and chalcocite are also present. Principal gangue minerals are calcite and barite.

Basal copper stockwork replacement at B-5 has affected the footwall rocks and to a lesser extent the lower portions of the sulphide pile, as is seen at TG-1 and TG-3. Intense pyrite and chalcopyrite replacement has created virtually complete massive sulphide replacement of footwall rocks within parts of the stockwork zone. From the limited data available, the intense replacement appears to be structurally controlled, most prominently northwesterly but perhaps along several other orientations as well.

Alteration styles are similar to the other Tambo Grande deposits. Footwall patchy quartz-epidote alteration lies distal to the sulphides. B-5 has a large stockwork zone directly underlying the sulphide pile. The stockwork zone is characterized by fracture-controlled to pervasive quartz-sericite alteration. Silicification is also common in footwall rocks. Dark chlorite has limited extent in the stockwork zone but is commonly associated with intense chalcopyrite replacement.

A stratiform gold deposit similar in geometry but different in mineralogy to TG-1 partially overlies the sulphides at B-5. Main components of the gold deposit are calcite, quartz and unidentified clay (with optical properties similar to biotite or chlorite), black fetid mud, ankerite, siderite, pyrrhotite, spheroidal or botryioidal pyrite (clearly different than the underlying crystalline pyrite associated with the massive sulphide) and lesser hematite and limonite. The zone has been intersected in only a few holes to date and averages about 5 m in thickness.

Mineralization

TG-1 and TG-3 Sulphide Deposits

The TG-1 and TG-3 massive sulphide deposits consist of 85% to 99% pyrite, up to 15% barite, on average 5% combined chalcopyrite and sphalerite, and small amounts of quartz and calcite. Sulphide minerals are found in zones, and the patterns are similar in both deposits. In general, the deposits contain a base-metal-poor pyrite zone, a chalcopyrite-rich zone (called Type 3) and a chalcopyrite-sphalerite zone (called Type 2). The pyrite zone is found in the core of the deposits and at the top part of sulphides at TG-1, whereas the chalcopyrite zone occurs along the base and margins of the deposits. Disseminated magnetite is a significant constituent of the chalcopyrite-rich basal zone. The chalcopyrite-sphalerite zone is distributed around the pyrite core above the basal chalcopyrite and extends to the margins of the deposits on all sides. This mineral zone contains the major portion of the sulpho-salt mineralogy, principally as tennantite. A fourth mineralogical zone containing chalcocite, digenite, covelite and pyrite is present at TG-1 (called Type 1). It lies above the chalcopyrite-sphalerite zone and below the capping pyrite.

Gangue mineralogy consists of barite, calcite and minor quartz. These occur as a matrix interstitial to pyrite grains and makes up to 20% of the rock. With depth at TG-3, calcite becomes more abundant and eventually dominant with depth, whereas at TG-1 the matrix shifts from barite to quartz dominant with depth.

The sulphides at TG-1 and TG-3 exhibit a variety of textures, although massive crystalline sulphides are most common. Coarse-grained massive sulphides can have up to 5% pore space, probably formerly filled by a sulphate (anhydrite). The second most common texture within the sulphides is a distinctive brecciated type. This texture is caused by generally rounded sulphide fragments supported within a matrix of smaller sulphide fragments and barite. Fragments within these breccias can contain pyrite, chalcopyrite and sphalerite.

TG-1 Oxide Deposit

Immediately overlying the massive sulphides and typically in sharp contact is a thin, up to 2 m thick unit composed of cherty or vuggy silica (exhalative) or unlithified silica sand. The zone is called the Transitional zone and is silver-rich, commonly containing in excess of 1,000 g/t of silver. Petrographic work has shown the presence of abundant native silver, argentite as well as the silver-mercury amalgam.

Overlying the Transitional zone is the Oxide zone – a complex intercalation of felsic volcaniclastic material and barite sandstone and goethite-rich gossan. The barite sandstone ranges up to 15 m in thickness and is commonly friable. The gossan overlies the barite sandstone. The gold mineralization is found in the barite sandstone and the goethite-rich gossan, especially where barite is present. Petrographic study reveals that gold is associated with and typically encapsulated in barite grains.

B-5 Deposit

The limited data indicate that the B-5 massive sulphide deposit displays the same sulphide mineral zoning as TG-1 and TG-3. The B-5 deposit contains a base-metal-poor pyrite core, a basal chalcopyrite-rich zone and a lateral chalcopyrite-sphalerite zone. The central top portion of the sulphides contains an overlying gold-silver zone. This zone spatially resembles the gold zone overlying the TG-1 sulphides and comprises botryoidal pyrite, calcite aggregates and massive sulphide clasts in a black carbonaceous mud matrix. It contains barite but in much less concentration than at TG-1.

Mineral Resources and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve estimates for the TG-1 and TG-3 deposits were calculated by MRDI, in 1999 and 2000. The Mineral Resources and Mineral Reserves for the Tambo Grande Project as at December 31, 2000 are calculated in accordance with Canadian Securities Administrators National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The mineralization is classified as Mineral Resource and Mineral Reserve for the TG-1 deposit and as Mineral Resource for the TG-3 deposit.

The Qualified Person for MRDI is Stephen Juras, PhD., P.Geo. The estimates were made from 3-dimensional block models utilizing commercial mine planning software (Gemcom® and MineSite®).

All calculations are based on the following metal prices:

Metal	Price ($)
Gold	300 /oz
Silver	5.00 /oz
Copper	0.90 /lb
Zinc	0.55 /lb

Mineral Resource and Mineral Reserve Summary

		Grade			
	Tonnes	Copper (%)	Zinc (%)	Gold (g/t)	Silver (g/t)
TG-1 Gold Deposit					
Mineral Resources					
Indicated Mineral Resources (1)	8,081,000	-	-	3.7	70
Inferred Mineral Resources	669,000	-	-	3.7	75
Mineral Reserves		-	-		
Probable Mineral Reserves (2)	8,056,000	-	-	3.5	67
TG-1 Sulphide Deposit					
Mineral Resources					
Indicated Mineral Resources (3)					
Type 1	14,500,000	2.2	0.2	0.6	29
Type 2	23,400,000	1.0	2.1	0.7	36
Type 3	11,200,000	2.1	0.2	0.3	16
Stockwork	1,400,000	1.6	-	-	-
Total Indicated Mineral Resources	50,500,000	1.6	1.1	0.6	28
Inferred Mineral Resources					
Type 1	1,200,000	2.0	0.4	0.6	30
Type 2	2,500,000	1.0	2.2	0.6	32
Type 3	1,600,000	1.7	0.3	0.3	13
Stockwork	200,000	1.3	-	-	-

	Tonnes	Grade Copper (%)	Zinc (%)	Gold (g/t)	Silver (g/t)
Total Inferred Mineral Resources	5,500,000	1.4	1.1	0.5	25
Mineral Reserves					
Probable Mineral Reserves [4]					
Type 1	15,100,000	2.1	0.1	0.6	26
Type 2	21,600,000	1.1	2.1	0.7	34
Type 3	11,100,000	1.8	0.1	0.3	13
Stockwork	1,400,000	1.3	-	-	-
Total Probable Mineral Reserves	49,200,000	1.6	1.0	0.6	26
TG-3 Sulphide Deposit					
Inferred Mineral Resources [5]	82,000,000	1.0	1.4	0.8	25

Notes:

(1) The Mineral Resource was calculated based on a cut-off grade of 1.0 g/t gold. High values were cut to 40 g/t gold and 4,000 g/t silver.

(2) The Mineral Reserve was calculated on a Net Smelter Return (NSR) cut-off of $8.53, which covers processing, and general and administrative costs. The Mineral Reserves incorporate 95,000 t of external dilution taken at zero grade. The open pit design shows that the deposit can be mined at a strip ratio of 1.9:1 (waste:ore). The Mineral Reserves are contained within the Mineral Resources.

(3) The Mineral Resource was calculated using a cut-off grade of 0.75% Cu Equivalent. High assays have been cut to 9.0% copper and 8.0% zinc.

(4) The Mineral Reserve was calculated on variable NSR cut-offs (Type 1 = $4.75, Type 2 = $5.97, Type 3 and Stockwork = $4.60), which covers processing, and general and administrative costs. The Mineral Reserves incorporate 200,000 t of external dilution and 400,000 t of internal dike dilution, both taken at zero grade. The open pit design shows that the deposit can be mined at a strip ratio of 1.2:1 (waste:ore). The Mineral Reserves are contained within the Mineral Resources.

(5) The Mineral Resource was calculated using a cut-off grade of 0.5% copper equivalent. No cutting factor was applied.

Mineral Processing and Metallurgical Testing

The oxide and sulphide metallurgy of the various TG-1 ore types was assessed in two main phases of testwork, under the supervision of MRDI personnel. This testwork was conducted at a variety of laboratories including, Lakefield Research, Process Research Associates, G&T Metallurgical Services, Advanced Mineral Technology Laboratory and MinnovEx Inc.

Mineralogical analysis and cyanidation leach testwork was conducted on the oxide ore types. Projections of gold and silver leach recoveries from the oxide and transition ores are based on test results from two laboratory batch test programs. This has allowed a reasonable estimate to be made of the likely metallurgical performance and reagent consumptions using the selected cyanide leach feasibility flowsheets.

The flowsheet for oxide ore includes the following basic criteria. SAG and ball milling will be used to grind the ore to 80% passing 40 μm. The milled product will be thickened and subjected to conventional leaching in cyanide. The pregnant solution will then be separated from the barren tailings using countercurrent decantation. Cyanide destruction on the tailings stream, using the SO2/air technique, will also be incorporated into the flowsheet. Pregnant solution will be clarified and de-aerated in a conventional Merrill-Crowe circuit and the precious metals recovered from solution by zinc precipitation. The precious metal sludge will be upgraded to produce a gold/silver-bearing doré for shipment to a refinery.

Projections of gold and silver leach recoveries from the TG-1 oxide ore are as follows:

Mineral Reserve Recoveries

	Gold (%)	Silver (%)
Oxide Ore	90	61.8

The TG-1 sulphide ores are volcanogenic massive sulphides containing more than 80% sulphide minerals. All the ores contain pyrite as the primary constituent. There are three sulphide ore types:

1. Type 1 contains on average 2.1% copper (80% of which is secondary copper minerals chalcocite and covellite).
2. Type 2 contains on average 1.1% copper (90% as chalcopyrite) and 2.1% zinc (as sphalerite).
3. Type 3 contains on average 1.8% copper (as chalcopyrite).

Modal analysis and open-circuit and locked-cycle flotation testwork were conducted on the three types of sulphide ore. Copper and zinc concentrates will be produced by flotation. All ore types are fine-grained, requiring a primary grind of 80% passing 45 μm to achieve adequate liberation for rougher flotation.

Two parallel lines of grinding and copper flotation will be utilized. This configuration is consistent with the TG-1 mining sequence and the production of Type 1 ore, which requires separate processing to optimize its copper metallurgy. A single mill line will also be equipped with a zinc circuit to process Type 2 ore. When Type 3 ore is processed the zinc circuit will be by-passed.

The TG-1 sulphide recoveries and concentrate grades used in the Mineral Reserve Estimate are as follows, followed by the projected recoveries and concentrate grades based on work subsequent to the Mineral Reserve Classification Report of September 2000:

Mineral Reserve Classification Recoveries and Concentrate Grades, Sulphide Ore

	Copper (%)		Zinc (%)	
Ore Type	Recovery	Concentrate Grade	Recovery	Concentrate Grade
Type 1	60	24	-	-
Type 2	62	24	74	52
Type 3	87	27	-	-

Projected Recoveries and Concentrate Grades, Sulphide Ore

	Copper (%)		Zinc (%)	
Ore Type	Recovery	Concentrate Grade	Recovery	Concentrate Grade
Type 1	73	24	-	-
Type 2	71	26	76	52
Type 3	87	27	-	-

The projected improvement in Type 1 and Type 2 metallurgy is based on a second phase of metallurgical testwork carried out after the September 2000 Mineral Reserve Classification Progress Report. The new projections appear to be reasonable and consistent with the testwork. Key to the improved metallurgy during the period September 2000 to December 2000 was the use of fresh samples and a modified flowsheet procedure. Despite these improvements, there is evidence that the potential of these ores has not yet been fully optimized.

In December 2000, sulphide metallurgy projections were updated because of improvements established in a second phase of flotation studies conducted between September and December 2000. Using freshly prepared samples and a simplified flowsheet procedure, copper metallurgy and recoveries improved. A preliminary feasibility sulphide flotation flowsheet was also established.

To verify these new metallurgical projections and develop the final feasibility study concentrate recovery and grades, additional feasibility sampling and flowsheet confirmation testwork was recommended. This work program was initiated in January 2001 and was halted following the temporary suspension of feasibility work. Recently, Lakefield Research undertook an analysis of the quality of stored samples. This study indicated that the samples have oxidized in storage, and it will be necessary to conduct a further sampling campaign if additional metallurgical testing is necessary.

Mexico

Sale of Operations

On March 12, 2001, the Company sold all of the shares of its Mexican Subsidiaries to a group of arms-length Mexican investors. At the time of this sale, operations at the Moris Mine had ceased and the property had been placed on care and maintenance. The Company had concluded that the Moris Mine was a non-core asset and wrote down the value of the asset by $8.0 million in fiscal 1999 to a net carrying value of $0.4 million. The sale transferred all Mexican assets and liabilities of the Company, including any liabilities associated with existing lawsuits, to the Mexican investors. Proceeds from the sale include a nominal payment and a sliding scale royalty from any future production from the Moris Mine. The investors have the right to buy back the royalty from the Company at any time for a price of $50,000. At the time of the sale, MMOP was involved in legal proceedings relating to certain mining concessions and MMEX was involved in legal proceedings initiated by a former mining contractor for the cancellation of a contract. Any liabilities which may result from these proceedings have been conveyed to the Mexican investors as a result of them acquiring the shares of the Mexican Subsidiaries. The Company has covenanted to pay legal expenses of MMEX up to a maximum amount of $235,000 in the event of certain contingencies. In exchange, MMEX has agreed to indemnify the Company for such legal expenses in the event that a court ordered resolution or negotiated settlement of such legal proceedings results in proceeds being paid to MMEX or the purchasers of the Mexican Subsidiaries. For a discussion of the effect of this disposition on the results of operations, see Note 6 to the consolidated financial statements included in this prospectus.

USE OF PROCEEDS

The Company will not receive any additional consideration from the issuance of Common Shares and Warrants upon the exercise or deemed exercise of the Special Warrants. Any proceeds received by the Company from the exercise of the Warrants will be included in general working capital.

The sources and uses of funds following the issuance of the Special Warrants is as follows:

<u>Funds Available</u>	$ (in thousands)[3]
Working capital at September 30, 2001[1]	2,519 (C$3,976)
Other net expenditures[2]	(250) (C$394)
Working capital as at October 31, 2001	2,269 (C$3,582)

Notes:

(1) Includes gross proceeds of $3,355,000 (C$5,260,500) less the Agents' Fee of $201,000 (C$315,630), the Agents' expenses of $32,000 (C$50,000) and share issuance costs of $112,000 (C$175,000).
(2) This is an estimate of one months operating expenses.
(3) Canadian currency figures are based on the exchange rate of C$1.5785 as at September 30, 2001.

Principal Purposes	**$ (in thousands)**
Environmental impact and feasibility study on the Tambo Grande Project	1,240
Community relations activities in the district of Tambo Grande	539
Working capital	490
Funds available	2,269

Pending the principal purposes described above, the Company may invest all or a portion of the net proceeds in short term interest-bearing securities and other marketable securities.

Since the closing of the Special Warrant Private Placement, funds from the Special Warrant Private Placement have been used for the principal purposes of: (i) financing payments to contractors and consultants to advance the feasibility study on the Tambo Grande Project, (ii) public relations activities in Peru; (iii) the expenses of the Special Warrant Private Placement; and (iv) general corporate and administrative expenses.

The Company intends to spend the funds available to it as stated above. There may be circumstances, however, where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the consolidated financial statements of the Company and the related notes thereto included in this prospectus. The Company's reporting currency is the United States dollar. All amounts in this discussion are expressed in United States dollars, unless identified otherwise.

Results of Operations

Summary of Financial Results

During the nine months ended September 30, 2001 Manhattan recorded a loss, before results from discontinued operations, of $1,968,000 ($0.05 per share) compared to a loss of $1,101,000 ($0.03 per share) in 2000. The loss for the nine month period, including results from discontinued operations, was $1,968,000 ($0.05 per share) in 2001 and $2,579,000 (0.07 per share) in 2000. Manhattan recorded a loss in the 2001 third quarter, before results from discontinued operations, of $598,000 ($0.01 per share) compared to a loss of $390,000 ($0.01 per share) in the comparative 2000 quarter. The loss including results from discontinued operations was $598,000 ($0.01 per share) in the 2001 third quarter and $803,000 ($0.02 per share) in the comparative 2000 quarter.

During the year ended December 31, 2000 Manhattan recorded a loss, before results from discontinued operations, of $1,435,000 ($0.04 per share) compared to a loss of $1,240,000 ($0.05 per share) in 1999 and $1,725,000 ($0.07 per share) in 1998. The loss including results from discontinued operations was $4,730,000 ($0.13 per share) in 2000 and $12,533,000 ($0.46 per share) in 1999 and $4,525,000 ($0.19 per share) in 1998.

Effective December 31, 2000, the Company adopted a plan to dispose of its Mexican operations that included the sale of all its Mexican subsidiaries, and has reported these business segments as discontinued operations. The Company's Mexican operations comprised the Moris Mine and exploration operating segments. The Moris Mine was placed on care and maintenance during 1999. The sale of the Mexican subsidiaries was completed on March 12, 2001. The previously reported comparative financial statements for 2000, 1999 and 1998 have been restated to conform to the current year's presentation.

Corporate Costs and Other Income

Corporate general and administrative costs for the three and nine months ended September 30, 2001 were $290,000 and $1,559,000 respectively compared to $347,000 and $1,117,000 in the comparative periods ended September 30, 2000. The increase in costs in 2001 over 2000 was due primarily to the accrual of head office severance costs. Other income and expenses in 2001 are losses of $15,000 and $116,000 for the three and nine months ended September 30, 2001, while in the comparative 2000 periods there was a loss of $43,000 and a gain of $16,000 respectively. The changes are mostly due to less interest income on lower cash balances in the current periods and higher foreign exchange losses in the 2000 comparative periods, and the financing cost of $74,000 in the nine month period ended September 30, 2001. The $293,000 Tambo Grande write down in the current quarter is based on preliminary settlement figures provided by the insurance adjusters and reflects a reduction in the estimated insurance proceeds receivable.

Corporate general and administrative costs net of other income for the year ended December 31, 2000 were $1,435,000 compared to $1,240,000 in 1999 and $1,725,000 in 1998. The increase in costs in 2000 over 1999 was due primarily to a loss on foreign exchange created by the decline in the value of the Canadian dollar relative to the United States dollar offset partially by an increase in interest income and lower administrative expenses. The decrease in costs in 1999 compared to 1998 was attributable to an increase in administrative expenses, caused by an increase in staffing levels required to bring about the change of the Company from an exploration oriented entity to a development Company, which costs were offset by a significant improvement in the foreign exchange holdings where a loss in 1998 was reversed to a gain in 1999.

Discontinued Operations

As stated above, in 2000 the Company adopted a plan to dispose of its Mexican operations. These assets were sold on March 12, 2001. All costs associated with holding these assets prior to the sale were accrued and recorded in the financial accounts as at December 31, 2000, accordingly no costs were charged to discontinued operations during 2001. The net loss from discontinued operations in 2000 includes holding costs for the Morris Mine for the nine months ended September 30, 2000.

The Mexican operations have been treated as discontinued operations for the year ended December 31, 2000 and the 1999 and 1998 comparatives have been restated to conform to the current year's presentation.

Due to the low gold price and a severe drought in Mexico, the mining, crushing and stacking operations at the Moris Mine were suspended in April 1999 while leaching of the ore continued for the remainder of that year. The mine remained on a care and maintenance basis throughout 2000. Gold recovery ceased during the first quarter of 2000. The last full year of operations at the Moris Mine was 1998.

The net loss from discontinued operations in 2000 includes holding costs for the Moris Mine for 2000 and a provision of $1,047,000 to reflect the estimated loss on disposal and the results of discontinued operations between the date of plan approval and the expected date of disposal, together with direct incremental costs of the disposal, including transaction costs.

For 1999, the net loss from discontinued operations included a write down in the carrying value of the Moris Mine operation of $7,965,000. A corresponding write-down of $3,705,000 was taken in 1998.

Liquidity and Capital Resources

At September 30, 2001, the Company had working capital of $2,519,000, including cash and cash equivalents of $3,311,000.

At December 31, 2000, the Company had working capital of $3,726,000 (1999: $14,346,000), including cash and cash equivalents of $4,423,000 (1999: $14,136,000).

Operating Cash Flow

The Company used $123,000 ($0.01 per Common Share) and $834,000 ($0.02 per Common Share) in operations during the three and nine months ended September 30, 2001 compared to cash used in operations of $862,000 ($0.02 per Common Share) and $2,748,000 ($0.08 per Common Share) in the corresponding periods of 2000. The negative cash flow for each of 2001 and 2000 primarily reflects corporate administration costs and for 2000, foreign exchanges losses and the costs associated with the Moris Mine while it was being held on a care and maintenance basis.

The Company used $3,154,000 ($0.09 per Common Share) in operations during 2000 compared to cash used in operations of $3,366,000 ($0.12 per Common Share) in 1999 and $1,484,000 ($0.06 per Common Share) in 1998. The negative cash flow for each of 2000 and 1999 primarily reflects the holding costs associated with the Moris Mine while it was being held on a care and maintenance basis. The lower cash flow for operations during 1998 reflects a full year of operation at the Moris Mine.

Financing Activities

In the third quarter of 2001, the Company received gross proceeds of $3,355,000 (C$5,260,000) from the sale of an aggregate of 5,845,000 Special Warrants at a price of C$0.90 per Special Warrant. Each Special Warrant is exercisable, at no additional cost, for one Common Share and one-half of one Common Share purchase warrant.

In the third quarter of 2000, the Company closed a special warrant private placement of 4,704,917 special warrants at a price of C$3.25 per special warrant for gross proceeds of $10,409,000 (C$15,291,000). The Company paid commissions of 124,089 special warrants at a deemed price of C$3.25 per warrant. Each special warrant was exercisable, at no additional cost, for one Common Share.

On January 21, 1999, the Company closed a special warrant private placement of 1,017,000 special warrants at a price of C$2.95 per special warrant for gross proceeds of $1,963,000 (C$3,000,000). The Company also paid a finders' fee of 61,020 special warrants at a deemed price of C$2.99 per warrant. Each special warrant was exercisable, at no additional cost, into one unit comprising one Common Share and one Common Share purchase warrant. Each Common Share purchase warrant was exercisable into one Common Share at a cost of C$6.00 per share until January 21, 2000. Subsequently, the maturity of the warrants was extended to January 21, 2001 and then to January 21, 2002. Each warrant holder paid C$0.75 per warrant for gross proceeds to the Company of $549,000 (C$809,000) for the first extension. In addition, the warrant extension will expire 30 days from the date on which the ten day weighted average trading price of the Common Shares on the TSE exceeds C$7.94 per share.

On June 15, 1999 the Company closed a special warrant private placement of 3,000,000 special warrants at a price of C$3.75 per special warrant for gross proceeds of $7,687,000 (C$11,250,000). The special warrants were issued and the funds were advanced in two tranches; $6,833,000 (C$10,000,000) on June 15, 1999 and $854,000 (C$1,250,000) on July 22, 1999. Each special warrant was exercisable, at no extra cost, into one unit comprising one Common Share and one half of one Common Share purchase warrant. Each whole Common Share purchase warrant is exercisable into one Common Share at a cost of C$4.50 until June 15, 2004.

On October 19,1999, the Company closed a private placement of 5,500,000 Common Shares at a price of C$5.00 per share for gross proceeds of $18,673,000 (C$27,500,000).

Proceeds from each of the above financings were used primarily to fund the exploration, community relations and feasibility study work for the Tambo Grande Project and for general working capital purposes.

Investing Activities

Investing activities during the third quarters of 2001 and 2000 centred on the Tambo Grande Project. In the three and nine months ended September 30, 2001, $889,000 and $3,378,000 was spent primarily on Peru administration costs, technical studies and community relations programs. During the comparative periods in 2000, $2,885,000 and $13,858,000 was spent primarily on infill and exploration drilling.

Investing activities during 2000 and 1999 centred on the Tambo Grande Project. In 2000 and 1999 $16,429,000 and $10,536,000 respectively was spent primarily on infill and exploration drilling, feasibility study costs and community relations. During 1998 expenditures on this project of $2,384,000 were significantly lower as the Company waited for the signing of the Supreme Decree before commencing exploration activities.

Outlook

The Company will monitor its financial position during 2001 in light of its plans to advance the Tambo Grande Project and to complete the environmental impact assessment on the Project. There is no exploration planned for the area until the Company obtains additional financing.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

Manhattan is in the business of mineral exploration and development and may, from time to time, acquire mineral exploration properties and dispose of them after an evaluation of their potential.

Other than the disposition of the Mexican Subsidiaries described herein, there have been no significant acquisitions or significant dispositions since the Company acquired its interests in the Tambo Grande Project. See "Properties – Tambo Grande Project" and "Properties – Mexico".

SHARE CAPITAL

The Company is authorized to issue 500,000,000 Common Shares without par value, of which 39,721,508 Common Shares are issued and outstanding as at the date hereof. Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a *pro rata* share of the assets of the Company available for distribution to shareholders in the event of liquidation, dissolution or winding-up. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

The Special Warrants do not entitle the holder thereof to any voting, dividend, distribution, pre-emptive, conversion or redemption rights other than that upon exercise or deemed exercise, the holders of the Special Warrants will receive Common Shares and Warrants. The Warrants do not entitle the holder thereof to any voting, dividend, distribution, pre-emptive, conversion or redemption rights. Each whole Warrant will entitle the holder to acquire a further Common Share at a price of C$1.25 until September 18, 2002, or at a price of C$1.50 after September 18, 2002 and on or before September 18, 2003. See "Details of the Offering". The Common Shares issued pursuant to the exercise of the Warrants shall have the attributes described above.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at the dates indicated before and after giving effect to the exercise of the Special Warrants:

	Authorized	Amount outstanding as of December 31, 2000[(2) (3)] (audited) $	Amount outstanding as at September 30, 2001[(1)(3) (4) (5) (6) (7)] (unaudited) $	Amount outstanding after giving effect to the exercise of the Special Warrants and the issuance of Common Shares and Warrants[(3) (4) (6) (7) (9)] (unaudited) $
Common Shares	500,000,000	99,631 (39,452,349 shares)	99,705 (39,527,349 shares)	102,715 (45,372,349 shares)
Special Warrants	5,845,000	Nil	C$5,260,500[(8)] (5,845,000 Special Warrants)	Nil

Notes:

(1) As at September 30, 2001, the date of the Company's most recent unaudited financial statements, the Company had a deficit of $42,341,000.

(2) Excludes an aggregate of 4,600,000 Common Shares which the Company had available for issuance as at December 31, 2000 in connection with its Stock Option Plan.

(3) Excludes the Common Shares which the Company has reserved for issuance in connection with outstanding share purchase warrants to acquire an aggregate of 2,578,020 Common Shares. Of these share purchase warrants, 1,078,020 are exercisable at a price of C$6.00 and expire January 21, 2002 and 1,500,000 are exercisable at a price of C$4.50 and expire June 15, 2004.

(4) Excludes an aggregate of 5,929,000 Common Shares which the Company had available for issuance in connection with its Stock Option Plan. As at October 31, 2001, the Company has entered into stock option agreements granting options to purchase a total of 3,483,750 Common Shares. See "Options to Purchase Securities".

(5) Excludes the 5,845,000 Common Shares to be issued on the exercise of the Special Warrants and the 2,922,500 Common Shares which may be issued pursuant to the exercise of Warrants issued upon the exercise of Special Warrants.

(6) Excludes: (i) the 292,250 additional Common Shares; and (ii) the 146,125 Common Shares issuable upon the exercise of the additional Warrants, which the Company has reserved for issuance in the event the conversion rate increase clause becomes active. See "Private Placement and Plan of Distribution – Special Warrants".

(7) Excludes any Common Shares which may be issued upon the exercise of the Agents' Warrants. The Company has reserved up to 350,700 Common Shares for the exercise of the Agents' Warrants. See "Private Placement and Plan of Distribution – Private Placement".

(8) This dollar value represents gross proceeds to the Corporation before deducting the Agents' Fee in the amount of C$315,630, the Agents' expenses of C$50,000 and expenses of the offering estimated to be in the amount of C$175,000.

(9) Includes the 5,845,000 Common Shares to be issued on the exercise of the Special Warrants, but does not include the 2,922,500 Common Shares which may be issued pursuant to the exercise of Warrants issued upon the exercise of Special Warrants. The Company has reserved up to 2,922,500 Common Shares for issuance upon the exercise of the Warrants. See "Private Placement and Plan of Distribution".

DIVIDEND RECORD AND POLICY

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends. Earnings will be retained to finance further exploration and development.

TRADING HISTORY

The Common Shares are listed for trading on the TSE. The following tables set out the market price range and trading volume of the Common Shares on the TSE for each of the periods indicated:

Year	High (C$)	Low (C$)	Volume (shares)
1999 Fourth Quarter	5.95	3.75	6,188,900
2000 First Quarter	4.35	3.00	2,306,200
Second Quarter	4.95	2.30	5,560,700
Third Quarter	3.20	1.55	9,926,200
Fourth Quarter	2.01	0.70	4,708,500
2001 First Quarter	2.01	0.70	4,758,447
Second Quarter	1.36	0.57	5,466,539
Third Quarter	1.19	0.71	4,921,914
October	0.90	0.67	830,475
November	0.75	0.59	681,936
December	0.82	0.45	912,764

On January 9, 2002, the closing price of the Common Shares on the TSE was C$0.79.

PRIOR SALES OF SECURITIES

The following table sets out details of prior sales of Common Shares during the past 12 months:

Date of Issue	Number of Common Shares	Price for Securities	Aggregate Consideration
February 8, 2001[(1)]	75,000	C$1.50	C$112,500
December 13, 2001[(2)]	194,159	C$0.55	C$106,788

Notes:

(1) These Common Shares were issued to National Bank Financial Inc. as consideration for financial advisory services rendered pursuant to a letter agreement dated January 8, 2001 between the Company and National Bank Financial Inc. These Common Shares were inadvertently issued without receipt of requisite prior approval from the TSE and without timely filing of the requisite exempt distribution report form with the applicable Securities Commissions. The said forms have since been filed with the applicable Securities Commissions and the Common Shares have since been listed and issued on the TSE.

(2) On December 13, 2001, the Company issued an aggregate of 194,159 Common Shares to various employees and consultants in lieu of salary or other compensation accrued pursuant to the terms of the Share Compensation Plan. See "Executive Compensation - Long Term Incentive Plans". The price per security was based on the December 12, 2001 closing price of the Common Shares on the TSE.

DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, positions held by them with the Company and their principal occupations for the past five years are as set forth below:

Name and Municipality of Residence	Office with the Company	Principal Occupation	Director Since
LAWRENCE M. GLASER .... Tenants Harbour, Maine	President and a Director	Independent corporate consultant and interim President of the Company	June 19, 2001
PETER F. TEGART .... North Vancouver, B.C.	Chairman, Managing Director and a Director	Managing Director of the Company	June 1, 1990
BRIAN LOCK .... Maple Ridge, B.C.	Director	President of Proton International Engineering Corporation	June 1, 1990
CRAIG ROBERTS .... Vancouver, B.C.	Corporate Secretary and a Director	Vice-President Corporate Finance, Pacific International Securities Inc.	June 19, 2001
RICHARD D. ALLAN...................... Coquitlam, B.C.	Vice-President, Engineering and a Director	Vice-President, Engineering of the Company	June 19, 2001

All of the persons referred to above held the principal occupations set forth above for the past five years, except with respect to Mr. Glaser who was a mining analyst with Muzinich & Co. from April, 1991 to April, 1997, a partner and the Senior Global Mining Analyst of Caspian Securities from April, 1997 to August, 1998, and an independent corporate consultant from November, 1998 to June, 2001; Mr. Roberts who was a Vice-President of National Bank Financial Inc. from January, 1997 to April, 2001 and a financial and technical consultant from April, 2001 to October, 2001; and Mr. Allan who was Manager of Mining Projects of Royal Oak Mines Inc. from October, 1991 to October, 1998.

Committees of the Board of Directors

Compensation Committee

The Compensation Committee of the Board of Directors is comprised of Brian Lock and Craig A. Roberts. The Committee is responsible for reviewing the level and form of compensation payable to the senior officers and directors of the Company.

Audit Committee

The Audit Committee of the Board of Directors is comprised of Craig A. Roberts and Brian Lock, with Craig A. Roberts acting as Chairman. The Audit Committee oversees the Company's financial reporting process and internal controls and consults with management and the Company's independent auditors on matters related to the annual audit, accounting principles and the audit procedures being applied.

Environmental Management Committee

The Environmental Management Committee is comprised of Peter F. Tegart, Richard D. Allan, Lawrence M. Glaser, Craig A. Roberts and Brian Lock, with Brian Lock acting as Chairman. The Board of Directors has adopted an environmental policy in accordance with the recommendations of the Mining Association of Canada, which is monitored by the Environmental Management Committee. The President and Chief Executive Officer, on behalf of the Environmental Management Committee, reports to the Board on a quarterly basis, which enables the Board to monitor the effectiveness of compliance with the environmental policy.

Search Committee

A Search Committee of the Board of Directors consisting of Lawrence M. Glaser, Craig A. Roberts and Peter F. Tegart has been established on an interim basis to identify and retain a permanent replacement President and Chief Executive Officer. The Search Committee is also engaged in a search for suitable candidates to be nominated to the Board of Directors.

EXECUTIVE COMPENSATION

Cash Compensation

As at December 31, 2000, the Company had five executive officers who were "Named Executive Officers" for the purposes of reporting executive compensation. A summary of the compensation paid to the Named Executive Officers for the three years ended December 31, 2000 is set out in the following table.

Summary Compensation Table

	Annual Compensation			Long Term Compensation			Other Compensation
				Awards		Payouts	
Name & Principal Position	Year	Salary C$	Bonuses C$	Other C$	Options granted	Restricted shares	C$
Graham Clow[1]	2000	250,000	-	-	25,000	-	-
Former President and Chief	1999	220,000	100,000	-	150,000	-	-
Executive Officer	1998	119,200	-	-	300,000	-	-
Paul B. Sweeney[2]	2000	175,000	-	-	50,000	-	-
Former Chief Financial Officer	1999	-	-	-	-	-	-
	1998	-	-	-	-	-	-
Peter Tegart	2000	135,000	-	-	75,000	-	-
Chairman of the Board and	1999	125,000	40,000	-	35,000	-	-
Managing Director	1998	125,000	-	-	85,000	-	-
Richard Allan[3]	2000	134,000	-	-	30,000	-	-
Vice-President, Engineering	1999	126,700	25,000	-	-	-	-
	1998	-	-	-	100,000	-	-
Calvin C. Everett[4]	2000	46,700	-	-	250,000	-	-
Former Vice-President,	1999	-	-	-	-	-	-
Corporate Development	1998	-	-	-	-	-	-

Notes:

(1) Mr. Clow's employment commenced on June 15, 1998 and he resigned as a Director and the President and Chief Executive Officer of the Company effective May 23, 2001. See "Long Term Incentive Plans".

(2) Mr. Sweeney's employment commenced on December 1, 1999 and he resigned effective May 1, 2001. See "Long Term Incentive Plans".

(3) Mr. Allan's employment commenced on October 13, 1998.

(4) Mr. Everett's employment commenced on September 10, 2000 and he resigned effective September 30, 2001 See "Long Term Incentive Plans".

On April 25, 2001, the Board of Directors approved an operating plan (the "Operating Plan") intended to reduce operating costs by restructuring the Company's management and workforce. Mr. Clow resigned as a Director and the President and Chief Executive Officer of the Company effective May 23, 2001, Mr. Sweeney resigned as the Chief Financial Officer of the Company effective May 1, 2001, Mr. Everett resigned as the Vice-President, Corporate Development of the Company effective September 30, 2001, and Andrew Carstensen, Vice-President, Exploration of the Company was terminated October 31, 2001. Monthly salary payments for all remaining Named Executive Officers were reduced effective May 1, 2001 until June 30, 2001, at which time they were re-instated to their previous levels.

From May 23, 2001 to June 19, 2001, Robert R. Stone, a former Director of the Company, acted as interim President and Chief Executive Officer of the Company and received cash compensation of C$25,000 plus stock options to purchase an aggregate of 25,000 Common Shares at a price of C$0.91 for such services, which compensation was approved by the Board of Directors on June 19, 2001. On November 9, 2001, Mr. Stone resigned as a Director of the Company.

On June 19, 2001, Lawrence M. Glaser was elected as the President of the Company and received cash compensation of $40,000 for the initial three month period of his employment, stock options to purchase an aggregate of 50,000 Common Shares at a price of C$0.91, plus a $10,000 cash bonus in the event the Company was successful in completing a financing. Between September 19, 2001 and October 31, 2001, the Company continued to compensate Dr. Glaser on the same pro-rata basis. Effective November 1, 2001, the Company and Lawrence M. Glaser entered into a further six month employment contract whereby Dr. Glaser is to receive a cash salary of $50,000, plus an aggregate of $37,500 in Common Shares, with the value of the Common Shares to be issued being determined as of the date of issue. In addition, Dr. Glaser has been granted additional stock options to purchase an aggregate of 75,000 Common Shares at a price of C$0.71.

Long Term Incentive Plans

On April 14, 1994, the Company adopted a Stock Option Plan (the "Plan") to grant incentive stock options to executive officers, employees and directors. Shareholder approval of the Plan was obtained at the Company's Annual General Meeting on June 10, 1994. Regulatory approval was received from the TSE on July 21, 1994, and from the Vancouver Stock Exchange on August 4, 1994. The Plan has been amended from time to time to increase the allotted number of shares under the Plan, and these amendments have been approved by the shareholders at the Annual General Meetings of the Company.

On October 24, 2001, the Company adopted a share compensation plan (the "Share Compensation Plan") to allow the Company to issue up to an aggregate of 2,000,000 Common Shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments. Shareholder approval of the Share Compensation Plan was obtained at the Company's Annual General and Extraordinary Meeting held on June 19, 2001. Conditional regulatory approval was obtained by the TSE on May 17, 2001. To date, there have been an aggregate of 194,159 Common Shares issued pursuant to the Share Compensation Plan.

The Company has no other incentive plans, and no cash or non-cash compensation was paid or distributed to executive officers under any other incentive plan during the most recently completed financial year.

During 1996, the Company appointed a Compensation Committee to be responsible for succession planning, matters of compensation to executive officers, and the review of options granted under the Plan.

The following table sets forth the grant of options to purchase shares of the Company issued to the named executive officers during 2000.

Options Granted During the Most Recently Completed Financial Year					
Name	**Common Shares under options granted**	**% of Options granted in the financial year**	**Exercise price (C$/Common Share)**	**Underlying price of the Common Shares on the date of grant (C$/Common Share)**	**Expiry Date**
Graham Clow	25,000	2.6%	3.65	3.65	05/23/02
Peter Tegart	75,000	7.7%	3.65	3.65	05/10/05
Paul Sweeney	50,000	5.2%	3.65	3.65	05/01/02
Richard Allan	30,000	3.1%	3.65	3.65	05/10/05
Calvin Everett	250,000	25.8%	3.14	3.14	09/30/02

The following table sets out information regarding the value realised upon the exercise of options of the Company during 2000, and the value of unexercised options held by the named executive officers as at December 31, 2000.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values				
Name	**Securities Acquired on exercise (#)**	**Aggregate value realized (C$)**	**Unexercised options at year-end (#) Exercisable/ Unexercisable**	**Notional Value of unexercised options at year-end (C$) Exercisable/ Unexercisable**
Graham Clow	-	-	362,500/112,500	Nil/nil
Peter Tegart	-	-	157,500/37,500	Nil/nil
Paul Sweeney	-	-	140,000/60,000	Nil/nil
Richard Allan	-	-	90,000/40,000	Nil/nil
Calvin Everett	-	-	125,000/125,000	Nil/nil

Compensation on Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to the terms of Mr. Clow's employment contract, upon the termination of his services effective May 23, 2001, the Company agreed to pay to Mr. Clow, in regular bi-monthly installments over a 27 month period, an amount equal to two years annual salary plus three months salary in lieu of notice, aggregating C$562,500 (less statutory deductions), less interest payments in connection with a second mortgage on Mr. Clow's residence in North Vancouver. In addition, the Company agreed to continue to pay Mr. Clow an automobile allowance of C$1,500 per month over the 27 month period, aggregating C$40,500. The Company also agreed to pay Mr. Clow the sum of $3,846 for accrued vacation pay and C$1,458.33 representing an interest over payment on the second mortgage. In addition, Mr. Clow remains entitled to the benefit of certain insurance coverages under the Company's group medical plan until August 23, 2003. See also "Indebtedness of Directors and Senior Officers".

Pursuant to the terms of Mr. Sweeney's employment contract, as amended on January 30, 2001, upon the termination of his services effective May 1, 2001, the Company agreed to pay to Mr. Sweeney, in regular bi-monthly instalments over a 32.5 month period (subject to adjustment), an amount equal to two years annual salary, aggregating C$350,000 (less statutory deductions). The Company also agreed to pay Mr. Sweeney the sum of C$7,300 for accrued vacation pay. In addition, Mr. Sweeney remains entitled to the benefit of certain insurance coverages under the Company's group medical plan until April 30, 2003. On June 1, 2001, the Company amended the terms of Mr. Sweeney's termination whereby Mr. Sweeney agreed to act as a consultant to the Company for a one month period. In exchange, the Company agreed to extend the term of Mr. Sweeney's severance payments from 32.5 months to 34 months, resulting in the aggregate severance benefit being the equivalent of 25 months' salary (C$364,583).

Upon the termination of Mr. Everett's employment contract effective September 30, 2001, the Company agreed to issue to Mr. Everett 50,000 Common Shares on January 3, 2002, pursuant to the Share Compensation Plan. The Company also agreed that, in the event there is a change of control of the Company within two years of September 30, 2001, Mr. Everett will be paid a retroactive severance amount equal to two times his annual salary aggregating C$300,000 (less all appropriate statutory deductions). In addition, the Company has agreed to pay Mr. Everett the sum of C$5,192 for accrued vacation pay.

As at the date hereof, there are a total of 4 remaining employment contracts in place for certain of the Company's officers governing compensation for termination without cause and termination following a change of control of the Company.

In the event of termination without cause, other than in the event of a change in control, Mr. Tegart will receive a three-year all-inclusive severance package comprising salary and benefits, and Mr. Roberto Obradovich, President of CMMP, will receive a one-year all-inclusive severance package.

In the event of termination without cause in the event of a change in control, Mr. Tegart and Mr. Allan will receive a two-year all-inclusive severance package, and Dr. Eyre will receive a one-year all-inclusive severance package. "All inclusive" in this context means salary plus the cost of all benefits provided by the Company for the corresponding period.

Compensation of Directors

The Company provides remuneration to directors, who are not officers of the Company, for services to the Company. During the financial year ended December 31, 2000, and for the period January 1, 2001 to April 30, 2001, remuneration for each director was as follows:

Attendance fee for Board and Board committee meetings	$ 750 per meeting
Retainer fee for each director	5,000 per annum
Retainer fee for the Chairman of the Board	20,000 per annum
Retainer fee for the Chairman of the Audit Committee	2,000 per annum
Retainer fee for each Chairman of the Compensation and Environmental Committees	1,000 per annum

Effective May 1, 2001, the remuneration amounts set forth above were reduced by 50% in connection with the Operating Plan. Effective November 12, 2001, the Board of Directors approved the reinstatement of the directors fees to the above stated amounts.

Directors are also reimbursed for travel and other reasonable expenses incurred in attending board and committee meetings.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than as set out below, none of the directors or senior officers of the Company, or associates or affiliates of the foregoing persons is indebted to the Company.

Table of Indebtedness of Directors and Senior Officers

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during 2000	Amount Outstanding as at October 31, 2001
Graham Clow[(1)] Former President and Chief Executive Officer of the Company	Company as lender	C$300,000	C$300,000

Notes:

(1) Second Mortgage of C$300,000 with no interest on the first C$25,000, and interest at 2% per annum on the balance, repayable on May 23, 2002, and secured against Mr. Clow's residence in North Vancouver, British Columbia.

PRINCIPAL HOLDERS OF COMMON SHARES

To the knowledge of the directors and senior officers of the Company, at the date of this prospectus, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the outstanding voting rights attached to the Company's shares before and after giving effect to the exercise or deemed exercise of the Special Warrants.

As at October 31, 2001, the directors and officers of the Company as a group owned beneficially, directly or indirectly, 517,080 (1.3%) of the issued and outstanding Common Shares and options to purchase 1,400,000 Common Shares.

OPTIONS TO PURCHASE SECURITIES

The aggregate number of outstanding options granted to purchase Common Shares as at October 31, 2001, are as follows:

	Number of shares subject to option as at October 31, 2001	Price per Common Share C$	Expiry Date	Closing price of shares on date of grant C$
Directors and former directors (10 individuals)	200,000	2.60	April 19, 2002	2.60
	25,000	2.75	April 19, 2002	2.75
	25,000	3.65	April 19, 2002	3.65
	250,000	2.55	May 22, 2002	2.55
	18,750	3.65	May 22, 2002	3.65
	100,000	4.60	May 22, 2002	4.60
	150,000	2.60	June 19, 2002	2.60
	25,000	2.75	June 19, 2002	2.75
	100,000	2.99	June 19, 2002	2.99
	100,000	3.65	June 19, 2002	3.65
	15,000	4.80	June 19, 2002	4.80
	235,000	2.60	March 9, 2003	2.60
	100,000	2.45	October 14, 2003	2.45
	85,000	2.75	January 15, 2004	2.75
	230,000	3.65	May 10, 2005	3.65
	750,000	0.91	June 18, 2006	0.91
Officers and former officers (who are not directors) (1 individual)	115,000	4.92	April 30, 2002	4.92
	25,000	3.65	April 30, 2002	3.65
	20,000	1.90	April 30, 2002	1.90
	70,000	2.95	March 23, 2003	2.95
	30,000	2.75	January 15, 2004	2.75
	40,000	3.65	May 10, 2005	3.65
	75,000	0.91	June 18, 2006	0.91
Employees and former employees (4 individuals)	187,500	3.14	September 10, 2002	3.14
	20,000	2.95	March 23, 2003	2.95
	20,000	2.75	January 15, 2004	2.75
	15,000	2.85	February 22, 2004	2.85
	10,000	3.65	May 10, 2005	3.65
	62,500	0.91	June 18, 2006	0.91
	20,000	1.06	July 26, 2006	1.06
	30,000	0.80	September 19, 2006	0.80
Officers and former officers of all subsidiaries	100,000	4.70	October 21, 2004	4.70
	75,000	3.65	May 10, 2005	3.65
	60,000	1.90	January 19, 2006	1.90
	100,000	0.91	June 18, 2006	0.91
Totals	**3,483,750**			

There are no outstanding options held by employees and past employees of subsidiaries of Manhattan, consultants of Manhattan, or any other person or Company.

RISK FACTORS

The Common Shares and Warrants issuable upon the exercise or deemed exercise of the Special Warrants are considered speculative due to the nature of the Company's business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below.

Tambo Grande Concessions

Any non-compliance by Manhattan with the terms of the Option Agreement could affect its ability to exercise the option and earn its interest in the Tambo Grande Concessions within the option period ending May 31, 2003. These terms include an undertaking to deliver a feasibility study and financing plan. In order to deliver such studies, Manhattan will require further financing, which cannot be assured at this time. Manhattan must also meet the following two qualifications pursuant to the Option Agreement in order to exercise the option: (i) Manhattan, directly or in association with another company, must operate a mining complex with an average treatment capacity of 10,000 tones of ore per day; and (ii) Manhattan must have net assets of at least $100 million. In the event that Manhattan is required to comply with the qualification requiring it to have net assets of $100 million by May 31, 2003 by issuing Common Shares at the current share price, significant dilution would occur.

A part of the Tambo Grande Deposit underlies the town of Tambogrande. Current Peruvian legislation provides that any mining methods used will not physically affect the town nor harm its citizens, and that the tailings will not affect the agricultural areas surrounding the town. See "Properties - Tambo Grande Project - Location and Access" and "Properties - Tambo Grande Project - Claims and Ownership". In addition, under the Option Agreement, Manhattan is required to guarantee that it will observe those same conditions. The implications of the location of the town of Tambogrande in relation to the Tambo Grande Deposit for the exploration, development and exploitation of the Tambo Grande Concessions cannot be completely assessed at this time. The Company has been working closely with community leaders to establish a co-operative, mutually beneficial relationship with the area residents in an effort to ensure that impacts are minimized. As part of the ongoing work program, the Company will continue to undertake socio-economic studies and initiatives to manage this factor.

Political instability in Peru may negatively affect the Company's ability to continue operations there

Manhattan is subject to risks normally associated with the exploration for and development of mineral properties in Peru, including but not limited to possible political or economic instability and government actions that may adversely affect the operations of Manhattan. On February 27th and 28th, 2001 the Company's exploration camp and demonstration housing units located in Tambo Grande were extensively damaged during a protest march, instigated by a small group of politically motivated persons. The damage is estimated to be approximately $930,000 and is expected to be covered in whole or in part by insurance proceeds. The Company is currently negotiating with its insurance carrier with respect to the extent of coverage. All technical data was duplicated off site as a normal precaution and, therefore there was no loss of continuity for completion of the TG-1 feasibility study and environmental impact assessment. Although drill core was lost, it was fully logged and photographed. To ensure the security of drill core from any future drilling program, Manhattan intends to center the work in the city of Piura, in northern Peru, rather than in the town of Tambogrande. In addition, Manhattan will continue to maintain all the assay original sample intervals for the drill core in secure premises located in the City of Vancouver, British Columbia, Canada. Work continues on the project and the Company expects to be able to complete its feasibility study commitments within the timeframe accorded under the Option Agreement. Although the Company is actively involved in a process to address the social and political issues which appear to have given rise to the protests in February, 2001, there is no assurance that this process will be successful and there is no assurance that the Company will not be subject to further political or economic instability and government actions that may adversely affect its operations.

It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations

The successful exploration and development of mineral properties is speculative and subject to a number of uncertainties which even a combination of careful evaluation, experience and knowledge may not eliminate. There is no certainty that the expenditures made or to be made by the Company in the exploration and development of its mineral properties or properties in which it has an interest will result in the discovery of mineralized materials in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits. While discovery of a base metal or precious metal bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish Mineral Reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

The Company's operations are subject to all of the hazards and risks normally incident to mineral exploration, mine development and operation, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The Company's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards such as unusual or unexpected formations, pressures or other conditions may also be encountered.

Fluctuations in mineral prices could adversely affect the Company's operations

The marketability of Mineral Resources may be affected by numerous factors beyond the control of the Company. The price of precious metals may experience volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations concerning inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new discoveries and improved mining and exploration methods.

Increased competition in the minerals industry could adversely affect the Company

The minerals industry is intensely competitive and the Company competes with other companies that have greater financial, human and technical resources.

Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties

The Company presently has sufficient financial resources to undertake all of its currently planned activities. However, there can be no assurance that the Company will be successful in obtaining additional required funding in order to conduct additional exploration, if warranted, on the Company's exploration properties or to develop Mineral Resources on such properties, if commercially mineable quantities of such Mineral Resources are located thereon. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties.

Amendments to current environmental and other regulatory laws, regulations and permits governing operations and activities of mineral exploration companies, or more stringent interpretation, implementation or enforcement thereof, could have a material adverse impact on the Company

The current or future operations of the Company, including development activities and, if warranted, commencement of production on properties in which it has an interest, require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable existing and future laws, regulations and permits. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. However, there can be no assurance that all permits which the Company may require for the conduct of mineral exploration operations will be obtainable or can be maintained on reasonable terms or that such laws and regulations would not have an adverse effect on any mineral exploration project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mineral exploration operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, adversely affecting the Company's financial position

The nature of the risks the Company faces in the conduct of its business and operations are such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's financial position.

Operating and Environmental Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Manhattan has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Although Manhattan maintains liability insurance in an amount it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or Manhattan might not elect to insure against such liabilities due to high premium costs or other reasons, in which event Manhattan could incur significant costs that could have a materially adverse effect upon its financial condition.

All phases of Manhattan's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect Manhattan's operations.

Dependence on Key Management Employees

The Company's development to date has depended, and in the future will continue to depend, on the efforts of key management employees.

There is no assurance at this time that the geologic resources in the Tambo Grande Project will be economically viable for treatment nor that the Company will have the financial resources available to it to develop the mine

The Tambo Grande Project is in the feasibility stage. The Option Agreement entered into between the Company and Minero Peru relating to the Tambo Grande Concessions contains certain conditions relating to operating and financial size that have not yet been met by the Company. In the event these conditions are not met by May 31, 2003, the expiry date of the Option Agreement, the option will expire unexercised.

Time Sensitivity

Delays in advancing the completion of the environmental impact study due to factors outside the Company's control could impact upon the Company's ability to complete such study.

Title to Assets

Although Manhattan has reviewed and is satisfied with its review of all titles for concessions in which it holds or will hold a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. Failure to pay all required maintenance and assessment fees on properties on a timely basis may result in a loss of title.

Conflicts of Interest

Certain directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders, and to disclose any personal interest which they may have in any material transaction that is proposed with Manhattan, and to abstain from voting as a director for the approval of any such transaction.

Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of Manhattan. See "Dividend Record and Policy".

Dilution

After giving effect to the issuance of the Common Shares and Warrants pursuant to the exercise or deemed exercise of Special Warrants, the offering price of C$0.90 per Special Warrant will exceed the net tangible book value of the Common Shares as at September 30, 2001, by C$0.81 representing a dilution factor of 90%. See "Dilution".

SHAREHOLDER RIGHTS PLAN

The Board of Directors of the Company adopted a shareholder rights plan (the "Rights Plan") which was ratified and confirmed by the members of the Company on May 22, 1998. The purposes of the Rights Plan are, among other things, to give adequate time for members of the Company to properly assess the merits of a take-over bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the Board of Directors of the Company time to consider alternatives to enhance the prospect that all members will receive full and fair value for their Common Shares.

Pursuant to the terms of the Rights Plan, one right was issued and attached to each outstanding common share of the Company on May 4, 1998 (being the effective date of the Rights Plan). One right also attaches to any subsequently issued Common Shares. The issuance of rights is not of itself dilutive, does not affect reported earnings per share and does not change the way in which members of the Company otherwise trade Common Shares. Each right entitles the holder to purchase from the Company one Common Share at a price of $25.00 per share, subject to certain anti-dilution adjustments. The rights will not be exercisable, however, until they separate from the Common Shares to which they are attached. The rights will separate from the Common Shares to which they are attached and will become exercisable at the time (the "Separation Time") that is eight trading days after the earlier of (i) a person having acquired, or (ii) the date of commencement of, or first public announcement of the intent of a person to commence, a take-over bid to acquire 20% or more of the Common Shares, other than by an acquisition pursuant to a Permitted Bid, or such later date as may be determined by the board of directors of the company. A "Permitted

Bid" means a take-over bid which is made by means of a take-over bid circular ("Take-over Bid") and which also complies with the following additional provisions:

(a) the Take-over Bid is in compliance with the securities legislation of Alberta, British Columbia and Ontario applicable to circular bids and all other applicable securities legislation;

(b) the Take-over Bid is made to all holders of Common Shares as registered on the books of the Company, other than the Offeror (a person who has announced a current intention to make or who is making a Take-over Bid) wherever resident for all Common Shares held on identical terms;

(c) the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Common Shares that are subject to the Take-over Bid may be taken up and paid for and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for;

(d) the Offeror provides the rights agent with the number of Common Shares of the Company beneficially owned by the Offeror and his associates and affiliates, together with particulars of the registration of such Common Shares and agrees to update such list to reflect any changes occurring prior to the expiration of the bid;

(e) the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Common Shares may be taken up and paid for, more than 51% of the Common Shares held by Independent Shareholders (members other than the Offeror, any associate or affiliate of the Offeror or any person acting jointly or in concert with the Offeror and the Offeror's associates and affiliates) shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 business days from the date of such public announcement;

(f) the Offeror agrees not to take up any Common Shares pursuant to the bid unless a majority of the Independent Shareholders approve the Take-over Bid at a special meeting of the Independent Shareholders of the Company duly called and held for that purpose. The Board of Directors of the Company will be required, upon the request of the Offeror:

    (i) to fix the date of the meeting (and the record date for the purpose of determining members entitled to receive notice of the meeting); and

    (ii) to hold the meeting as soon as is practicable after the mailing of the bid; and

(g) the Offeror agrees the Take-over Bid will not expire earlier than the earlier of:

    (i) 10 clear business days following the conclusion of the meeting of Independent Shareholders; and

    (ii) 60 days after the date of the bid;

provided that in no event will the bid expire earlier than five (5) clear business days following the conclusion of the special meeting of Independent Shareholders.

The acquisition by a person (an "Acquiring Person"), including others acting in concert, of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any rights held by an Acquiring Person on or after the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in

Event. Ten trading days after the occurrence of the Flip-in Event, the rights (other than those held by the Acquiring Person) will permit the holder to purchase the Common Shares at an effective 50% discount from the then prevailing market price (being the weighted average trading price for the Common Shares for the 20 consecutive trading days through and including the trading day immediately preceding the date on which the Flip-in Event occurred).

PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION

Private Placement

Pursuant to an agreement dated September 18, 2001 (the "Agency Agreement") between National Bank Financial Inc., Dundee Securities Corporation (together, the "Agents") and the Company, the Agents agreed to act on a best efforts basis as agent on behalf of the Company in connection with a private placement by the Company of up to an aggregate of 6,000,000 special warrants of the Company (the "Special Warrants") at a price of C$0.90 per Special Warrant.

An aggregate of 5,845,000 Special Warrants were issued pursuant to exemptions from prospectus requirements under applicable Canadian securities laws pursuant to subscription agreements (the "Subscription Agreements") between the Company and the purchasers. The Special Warrants were issued in two separate tranches, with the first tranche of 5,015,000 Special Warrants distributed by the Company on September 18, 2001 and the second tranche of 830,000 Special Warrants distributed by the Company on September 21, 2001. The price of C$0.90 per Special Warrant was determined by negotiation between the Company and the Agents and in accordance with the policies of the TSE.

The Company paid the Agents a 6% cash commission (the "Agents' Fee") on the gross proceeds of Special Warrants purchased by subscribers at the closing of the Special Warrant Private Placement. The proceeds were released to the Company on the closing of each tranche of the Special Warrant Private Placement. The Company also issued to the Agents compensation special warrants (the "Compensation Special Warrants"), entitling the Agents to acquire, for no additional consideration, up to 350,700 Common Share purchase warrants (the "Agents' Warrants") each entitling the Agents to purchase one Common Share at a price of C$0.90 at any time until 5:00 p.m. (Toronto time) on September 18, 2003. The Company also paid the Agents expenses of the offering (including the fees of the Agents' legal counsel) in the aggregate amount of C$50,000. No additional fee has been or will be paid to the Agents in connection with the issue of the Common Shares and Warrants upon the exercise or deemed exercise of the Special Warrants.

The TSE has conditionally approved the listing of the Common Shares issuable upon the exercise of each of the Special Warrants, the Agents' Warrants and the Warrants, subject to the Company fulfilling all of the requirements of the TSE.

The Company, pursuant to the terms of the Agency Agreement, has agreed with the Agents not to issue or sell any Common Shares or financial instruments convertible or exchangeable into Common Shares, other than for purposes of director or employee stock options or to satisfy existing instruments already issued as of August 15, 2001 until the earlier of: (i) 90 days following the date of the MRRS Decision Document; and (ii) 180 days following the Closing Date, without the prior consent of the Agents, such consent not to be unreasonably withheld.

The Company has agreed in the Agency Agreement to indemnify the Agents in respect of certain liabilities. The Agency Agreement also provides that National Bank Financial Inc., as lead Agent, shall have the right of first refusal to be appointed and to act as the lead agent with respect to any and all financings undertaken by the Company within the nine month period immediately following September 18, 2001 effected by way of the issuance of equity securities or public debt.

Special Warrants

The Special Warrants were issued under and are governed by a special warrant indenture dated September 18, 2001 (the "Special Warrant Indenture") between the Company and Computershare Trust Company of Canada, as trustee (the "Trustee"). The Company has covenanted that it will use its commercially reasonable best efforts to obtain the MRRS Decision Document for this prospectus as soon as practicable. The Special Warrants are exercisable at any time on or before 5:00 p.m. (Toronto time) (the "Time of Expiry") on the date which is the earlier of: (i) September 18, 2002; and (ii) the date which is five days following the issuance of the MRRS Decision Document. Any Special Warrants not exercised by the Time of Expiry will be deemed to be exercised immediately prior to the Time of Expiry without any further action on the part of the holder. Following exercise or deemed exercise of the Special Warrants, the Company will cause the Trustee to mail the Common Shares and Warrants to the holders of Special Warrants. In the event a holder of Special Warrants exercises such Special Warrants prior to the Time of Expiry, the Common Shares and Warrants issued upon such exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as the Company deems necessary in order to comply with all such securities laws.

Each Special Warrant entitles the holder thereof, upon exercise or deemed exercise of the Special Warrant and without payment of any additional consideration, to receive one Common Share and one-half of one Warrant. If, however, the MRRS Decision Document has not been issued by the Qualification Deadline each holder of Special Warrants will thereafter be entitled to receive on exercise or deemed exercise 1.05 Common Shares and 0.525 of a Warrant instead of 1 Common Share and 0.50 of a Warrant. Any Special Warrants not previously exercised will be deemed to be exercised by the Trustee upon the Expiry Date without any further action on the part of the holders or the Company.

Holders of Special Warrants should consult their own tax advisors with respect to the income tax considerations in their particular circumstances relating to the Common Shares and Warrants of the Company issuable upon exercise of the Special Warrants.

The Special Warrants and the Common Shares and Warrants issuable upon the exercise or deemed exercise of the Special Warrants have not been and will not be registered under the United States *Securities Act of 1933*, as amended, and may not be offered or sold within the United States or to, or for, the account or benefit of, United States' residents, except in transactions exempt from the registration requirements of the U.S. Securities Act. The Warrants may not be exercised within the United States or by or on behalf of any U.S. person (as defined in Regulation S under the U.S. Securities Act), unless the issuance of Common Shares upon exercise of the Warrants is exempt from the registration requirements of the U.S. Securities Act at the time of exercise.

Holders of Special Warrants who wish to exercise the Special Warrants held by them and acquire Common Shares and Warrants thereunder should complete the exercise form appended to their Special Warrant certificate and deliver the certificate and the executed exercise form to Computershare Trust Company of Canada in Vancouver, British Columbia, or to the Company at its principal office in Vancouver, British Columbia. Common Shares and Warrants issued to a holder of Special Warrants prior to the issuance of the MRRS Decision Document may be subject to resale restrictions contained in applicable securities legislation.

DETAILS OF THE OFFERING

The offering consists of 5,845,000 Special Warrants, each of which is exercisable into one Common Share and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one Common Share.

Common Shares

The attributes of the Common Shares are described above under "Share Capital".

Warrants

The following statements are subject to the detailed provisions of the Warrant Indenture referred to below.

The Warrants will be issued in registered form under, and will be governed by, a share purchase warrant indenture dated as of September 18, 2001 (the "Share Purchase Warrant Indenture") between the Company and Computershare

Trust Company of Canada (the "Trustee"), as trustee thereunder. The Company has appointed the principal transfer offices of the Trustee in the cities of Toronto and Vancouver as locations at which Warrants may be surrendered for exercise or transfer.

Each whole Warrant will entitle the holder to purchase one Common Share of the Company at a price of C$1.25, at any time on or prior to September 18, 2002, or at a price of C$1.50 after September 18, 2002 and on or prior to September 18, 2003, subject to adjustment as summarized below. Any Warrant which has not been exercised on or before September 18, 2003 will expire and will not be exercisable.

Under the Share Purchase Warrant Indenture, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Share Purchase Warrant Indenture provides for adjustment of the exercise price and in the number of Common Shares issuable upon the exercise of the Warrants in the event of: (i) the subdivision or consolidation of the Common Shares or issue of a stock dividend on the Common Shares or other distribution of Common Shares or securities convertible into Common Shares (other than a dividend paid in the ordinary course or pursuant to a dividend reinvestment plan); (ii) the issue of rights, options or warrants to purchase Common Shares or securities convertible into Common Shares at less than 95% of the "Current Market Price" (as defined in the Share Purchase Warrant Indenture) of the Common Shares; and (iii) the distribution to all or substantially all of the holders of Common Shares of shares of any other class or of rights, options or warrants (other than those referred to in (ii) above) to acquire Common Shares or securities convertible into Common Shares or property, cash or other assets of the Company or of evidences of indebtedness or of assets (other than a dividend paid in the ordinary course). The Share Purchase Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon exercise of the Warrants and/or exercise price per security in the event of: (i) any reclassification of the Common Shares; (ii) an amalgamation, merger or consolidation of the Company with another entity; or (iii) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation.

No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a share.

The Company also covenants in the Share Purchase Warrant Indenture that, during the period in which the Warrants are exercisable, it will give public notice of certain stated events at least 21 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants. Holders of Warrants will not have any voting or pre-emptive rights and will not have any of the rights held by a holder of Common Shares.

The rights of the holders of Warrants will be subject to modification by "Extraordinary Resolution", which is defined in the Share Purchase Warrant Indenture as a resolution either passed at a meeting of the holders of Warrants by holders of not less than 66 2/3% of the Warrants represented at a meeting or adopted by instruments in writing signed by the holders of not less than 66 2/3% of all Warrants then outstanding.

The Common Shares and Warrants issuable upon the exercise of the Special Warrants have not been registered under the U.S. Securities Act, as amended, or the securities laws of any state of the United States.

DILUTION

Based on the Company's consolidated balance sheet at September 30, 2001, after adjusting for the net Special Warrant proceeds received as at September 30, 2001, the consolidated net tangible book value per Common Share was C$(0.02).

The value of C$0.81 represents dilution of approximately 90% of the issue price of C$0.90 of the Common Shares and Warrants issuable on the exercise of the Special Warrants.

	C$
Price per Special Warrant	0.90
Consolidated Net tangible book value per Common Share at September 30, 2001	(0.02)
Increase in consolidated net tangible book value per Common Share attributable to the proceeds from the sale of Special Warrants	0.11
Consolidated Net tangible book value per Common Share after the distribution of Common Shares on exercise of the Special Warrants	0.09
Dilution per Common Share	0.81
Percentage of dilution in relation to the issue price	90%

MATERIAL CONTRACTS

The only material contracts entered into by Manhattan within two years prior to the date hereof and which may be regarded as presently material, other than contracts entered into in the ordinary course of business, are as follows:

- The Option Agreement referred to under "The Tambo Grande Project".
- The Agency Agreement, Subscription Agreements, Special Warrant Indenture and Share Purchase Warrant Indenture in respect of the offering referred to under "Details of the Offering".
- The purchase and sale agreement among the Company, MMUS, Rodrigo Alfonso Sanchez Mejorada Velasco and Rodrigo Sanchez Mejorada Raab dated March 12, 2001, in respect of the sale of the Mexican subsidiaries referred to under "Business of Manhattan".

Copies of the above material contracts will be available for inspection at the offices of the Company in Vancouver, British Columbia during regular business hours during the distribution of the Common Shares and Warrants issuable upon the exercise or deemed exercise of the Special Warrants, and for a period of 30 days thereafter.

LEGAL PROCEEDINGS

Manhattan is not the subject of any legal proceedings material to Manhattan to which Manhattan is a party or to which any of its properties is subject and no such proceedings are known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this prospectus, no director or senior officer of the Company or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the issued Common Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with the Company within the three years preceding the date of this prospectus or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

LEGAL MATTERS

Certain legal matters in connection with this distribution have been passed upon on behalf of the Company by Blake, Cassels & Graydon LLP of Vancouver, British Columbia and on behalf of the Agents by Fogler, Rubinoff LLP of Toronto, Ontario. As of January 7, 2002, the partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares. As of January 7, 2002, the partners and associates of Fogler, Rubinoff, LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, British Columbia.

REGISTRAR AND TRANSFER AGENT

The Company's registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario. Computershare Trust Company of Canada has also been appointed as the trustee under the Special Warrant Indenture and as the warrant agent under the Share Purchase Warrant Indenture.

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant, who acquires Common Shares and Warrants upon the exercise of a Special Warrant as provided for in this prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, such holder shall, subject to available defences and any limitation period under applicable securities legislation, be entitled to rescission not only of the holder's exercise of its Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid on the acquisition of the Special Warrant. In the event such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrant under Section 131 of the *Securities Act* (British Columbia), Section 130 of the *Securities Act* (Ontario) or otherwise at law.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for recission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Manhattan Minerals Corp.

Consolidated Financial Statements
September 30, 2001 and 2000 (Unaudited),
December 31, 2000, 1999 and 1998
(expressed in thousands of United States dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Directors of
Manhattan Minerals Corp.

We have audited the consolidated balance sheets of Manhattan Minerals Corp. as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2000, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been consistently applied.

"PricewaterhouseCoopers LLP"

Chartered Accountants

April 6, 2001
(except for note 4, which is at April 11, 2001, and note 13, which is as at January 11, 2002)

Manhattan Minerals Corp.

Consolidated Balance Sheets

As at September 30, 2001 (Unaudited) **and December 31, 2000 and 1999**

(expressed in thousands of United States dollars)

	September 30, 2001 $ (Unaudited)	December 31, 2000 $	1999 $
Assets			
Current assets			
Cash and cash equivalents	3,311	4,423	14,136
Accounts receivable	649	278	408
Prepaid expenses and deposits	132	171	238
Current assets of discontinued operations (note 6)	-	1,909	3,006
	4,092	6,781	17,788
Exploration and development properties (notes 2 and 4)	57,842	55,476	39,269
Fixed assets (note 5)	13	56	115
	61,947	62,313	57,172
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	1,573	1,146	1,409
Current liabilities of discontinued operations (note 6)	-	1,909	2,033
	1,573	3,055	3,442
Shareholders' Equity			
Share capital and warrants (note 7)	99,705	99,631	89,373
Special warrants (note 13)	3,010	-	-
Deficit	(42,341)	(40,373)	(35,643)
	60,374	59,258	53,730
	61,947	62,313	57,172

Tambo Grande project (note 2)

Discontinued operations (note 6)

Contingency (note 12)

Subsequent event (note 13)

Approved by the Board of Directors

"Lawrence Glaser" Director "Peter Tegart" Director

The accompanying notes are an integral part of the consolidated financial statements.

Manhattan Minerals Corp.

Consolidated Statements of Operations and Deficit

For the nine-month periods ended September 30, 2001 and 2000 (Unaudited)
and the years ended December 31, 2000, 1999 and 1998

(expressed in thousands of United States dollars, except shares and per share amounts)

	Nine-month periods ended September 30,		Years ended December 31,		
	2001 **$** (Unaudited)	**2000** **$** (Unaudited)	**2000** **$**	**1999** **$**	**1998** **$**
Expenses					
Corporate general and administrative	1,559	1,117	1,535	1,721	1,256
Writedown of Tambo Grande property (note 2)	293	-	-	-	-
	1,852	1,117	1,535	1,721	1,256
Other income (expenses)					
Financing fees	(74)	-	-	-	-
Foreign exchange	(116)	(327)	(322)	225	(789)
Interest income	74	343	422	256	320
	(116)	16	100	481	(469)
Loss before discontinued operations	(1,968)	(1,101)	(1,435)	(1,240)	(1,725)
Loss from discontinued operations (note 6)	-	(1,478)	(3,295)	(11,298)	(2,800)
Loss for the period	(1,968)	(2,579)	(4,730)	(12,538)	(4,525)
Deficit - Beginning of period	(40,373)	(35,643)	(35,643)	(23,105)	(18,580)
Deficit - End of period	(42,341)	(38,222)	(40,373)	(35,643)	(23,105)
Basic and diluted loss per common share before discontinued operations	(0.05)	(0.03)	(0.04)	(0.05)	(0.07)
Basic and diluted loss per common share after discontinued operations (note 3)	(0.05)	(0.07)	(0.13)	(0.46)	(0.19)
Weighted average number of common shares outstanding	39,514,712	35,962,022	36,839,372	27,482,469	24,264,52

The accompanying notes are an integral part of the consolidated financial statements.

Manhattan Minerals Corp.

Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2001 and 2000 (Unaudited)
and the years ended December 31, 2000, 1999 and 1998

(expressed in thousands of United States dollars)

	Nine-month periods ended September 30,		Years ended December 31,		
	2001 $ (Unaudited)	**2000** $ (Unaudited)	**2000** $	**1999** $	**1998** $
Cash flows from operating activities					
Loss for the period	(1,968)	(2,579)	(4,730)	(12,538)	(4,525)
Writedown of Tambo Grande property (note 2)	293	-	-	-	-
Amortization and depreciation	43	57	76	74	52
Financing fees	74	-	-	-	-
Foreign exchange (gain) loss	124	334	372	(183)	379
Discontinued operations	-	(142)	1,356	9,145	2,693
Net changes in non-cash working capital (note 11)	600	(418)	(228)	136	(83)
	(834)	(2,748)	(3,154)	(3,366)	(1,484)
Cash flows from financing activities					
Proceeds from exercise of options	-	472	472	840	-
Special warrant net proceeds	3,355	10,409	10,409	9,650	-
Common shares net proceeds	-	-	-	18,673	-
Warrant extension proceeds	-	-	-	549	-
Share issue costs	(345)	(623)	(623)	(1,809)	-
Discontinued operations	-	-	-	(500)	(4,149)
	3,010	10,258	10,258	27,403	(4,149)
Cash flows from investing activities					
Insurance proceeds	214	-	-	-	-
Exploration and development properties	(3,378)	(13,858)	(16,429)	(10,536)	(2,384)
Other capital assets	-	(13)	(16)	(44)	(23)
Discontinued operations	-	-	-	(360)	(729)
	(3,164)	(13,871)	(16,445)	(10,940)	(3,136)
Foreign exchange gain (loss) on cash held in foreign currency	(124)	(334)	(372)	183	(379)
Net cash and cash equivalents provided (used) during the period	(1,112)	(6,695)	(9,713)	13,280	(9,148)
Cash and cash equivalents - Beginning of period	4,423	14,136	14,136	856	10,004
Cash and cash equivalents - End of period	3,311	7,441	4,423	14,136	856

Supplemental cash flow information (note 11)

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

1 Nature of operations

The Company's primary activity is the exploration and development of gold and base metal mineral properties in Peru. The Company will bring its properties to production, structure joint ventures with others, option or lease properties to third parties, or sell them outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable. As a result the Company is considered to be an exploration stage company. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as exploration and development costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

The Company periodically seeks financing to continue the exploration and development of its mineral properties. Although the Company has been successful in raising funds to date, there can be no assurances that additional funding will be available in the future.

During 1999, operations at the Moris Mine were suspended and the mine was maintained on a care and maintenance basis. In 2000, the Company placed all of its Mexican subsidiaries for disposal, and has reported these business segments as discontinued operations (note 6).

2 Tambo Grande Project

On February 27 and 28, 2001, the Company's exploration camp and demonstration housing units located in Tambogrande came under disturbance during a protest march. The damage was estimated to be approximately $930,000 and was expected to be covered by insurance. Accordingly, the Company wrote down the value of the Tambo Grande Project by $930,000 and recorded an insurance proceeds receivable of the same amount at June 30, 2001. Subsequent to September 30, 2001, the Company received preliminary settlement figures provided by the insurance adjusters. The Company is reviewing the settlement proposal. At September 30, 2001, based on the preliminary settlement figures, the total insurance proceeds receivable has been reduced by $293,000 to $637,000. The reduction has been recorded as a writedown of the Tambo Grande Project in the statement of operations. At September 30, 2001, $214,000 of the total insurance proceeds had been received. All technical data was duplicated off site as a normal precaution and, therefore, there is no loss of continuity for completion of the TG-1 feasibility study and environmental impact assessment. Although core was lost, it was fully logged and photographed.

Work continues on the Project, based in the nearby city of Piura. The Company expects to be able to complete its feasibility study commitments within the timeframe accorded under the option agreement.

On April 11, 2001, the Government of Peru granted the Company a one-year extension to the option agreement with Minero Peru on the Tambo Grande Concessions. The new term of the agreement extends the time for completing the commitments under the option agreement to May 2003, from May 2002.

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

In June 2001, Cedimin, a wholly owned subsidiary of the Buenaventura group of companies, granted a 15-month extension to Manhattan's option agreement on the Papayo concessions. The new term extends the time period for exercising the option to January 15, 2004. There are no changes to the other terms of the option agreement.

3 Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The principle subsidiaries of the Company are Compania Minera Manhattan S.A. and Manhattan Sechura Compania Minera S.A.

a) Continuing operations

Translation of foreign currency

The Company's subsidiaries are integrated foreign operations. Currency transactions and balances are translated into the reporting currency as follows:

i) Monetary items are translated at the rates prevailing at the balance sheet date;

ii) Non-monetary items are translated at historical rates;

iii) Revenues and expenses are translated at the average rates in effect during applicable accounting periods;

iv) Gains and losses on foreign currency translation are reflected in the consolidated statement of operations and deficit, except for those relating to monetary items with a fixed or ascertainable life extending beyond one year, in which case gains and losses are deferred and amortised over the life of the item.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses for the periods reported. Actual results may differ from those estimates.

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Exploration and development properties

Exploration and development properties are recorded at cost, which includes acquisition, exploration and development costs, and attributed direct general and administrative support costs. Properties sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration and development, establishing mining reserves, and implementing profitable operations.

Capital assets

Capital assets comprise vehicles, computer equipment, office furniture, and communication equipment. Depreciation is provided on a straight-line basis at a rate of 20% over the estimated useful lives of the assets.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term nature of these instruments.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Fully diluted loss per common share is not presented if the exercise of warrants and options is anti-dilutive.

Income taxes

Effective January 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method with the adoption of Section 3465 of the Canadian Institute of Chartered Accountant's Handbook "Accounting for Income Taxes". The Company has applied the new recommendations retroactively. The adoption of the liability method of tax allocation did not result in an adjustment of opening retained earnings.

Under the liability method of tax allocation, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realised. A valuation allowance is provided to the extent that it is more likely than not that deferred income tax assets will not be realised.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term deposits with a maturity date of approximately 90 days or less from the date of acquisition.

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Share option plan

The Company has a share option plan as described in note 7. No compensation expense is recognised for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

b) Discontinued operations

Inventories

The gold-in-process and supplies inventories are valued at the lower of average cost and net realisable value.

Mine property, plant and equipment

Mine property, plant and equipment are recorded at cost. The cost of the mine property includes acquisition, exploration, and development costs, and the results of operations and attributed general and administrative support costs incurred prior to the commencement of commercial production.

The Company reviews and evaluates the recoverability of property, plant and equipment on a periodic basis. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated, using estimated recoverable reserves, (considering proven and probable reserves), estimated future commodity prices, considering historical and current prices, price trends and related factors; and operating capital and reclamation costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows, are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur, which may affect the recoverability of property, plant and equipment.

Depreciation and depletion of mine property, plant and equipment costs are provided on the unit-of-production method, based on proven and probable ore reserves.

Reclamation costs

A provision for estimated future decommissioning and reclamation costs is accrued on a units-of-production basis. Costs incurred during production are charged to operations in the period incurred.

Stripping costs

A provision for stripping costs is accrued during the life of the mine based on the estimated average life of mine stripping ratio.

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Revenue recognition

Gold and silver revenues are recognised upon the shipment of doré at estimated net realisable value. Silver revenues are credited to production costs.

Gold forward sales, option contracts, and gold loans

Derivative commodity instruments are utilised by the Company to hedge gold price risks and are not held or issued for trading purposes. Gold forward sales, options contracts, and gold loans are designated as hedges of future gold production revenue. Costs, gains and losses incurred prior to delivery of the hedged gold production are deferred and included in the measurement of the related gold revenue over the life of the hedged gold production. Deferred amounts are recorded as deferred gains if favourable, or deferred charges if unfavourable. Gold loans are marked to market at each balance sheet date, based on the second price fix of the London Bullion Market.

At September 30, 2001 and at December 31, 2000 and 1999, the Company had no forward gold sales in place.

4 Exploration and development properties

		December 31,	
	September 30, 2001 $ (Unaudited)	**2000 $**	**1999 $**
Tambo Grande Project			
Tambo Grande Concessions	53,259	51,226	37,626
Lancones Concessions	2,037	1,734	1,177
Papayo Joint Venture	2,546	2,516	466
	57,842	55,476	39,269

Tambo Grande Project

Tambo Grande Concessions

The Tambo Grande Concessions comprise ten mining concessions aggregating 100 square kilometres located in the Province of Piura, in northern Peru. The concessions are registered in the name of Empresa Minera del Peru S.A. ("Minero Peru"), which is owned 100% by the Government of Peru.

The Company and Minero Peru signed an option agreement granting the Company a three-year option to complete a feasibility study and financing plan, and elect to proceed with the development of the concessions. The Company will be required to meet two qualifying conditions prior to exercising the option: the Company

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

must operate a mine that has an average treatment capacity of 10,000 tonnes per day, and it must have net assets of at least $100 million. The Company may qualify directly or through a company that may own, directly or indirectly, a 25% interest in the Company or any subsidiary of the Company.

In the event that the option is exercised, the Company and Minero Peru will incorporate a mining Company, Empresa Minera Tambo Grande S.A. ("EMTG"), which will be owned 75% by the Company and 25% by Minero Peru. EMTG will acquire 100% of the Tambo Grande Concessions and will develop and operate the project. The Company will arrange the debt financing required by EMTG for the development of the project, including Minero Peru's share, and will contribute the entire equity financing required by EMTG. During 1999, a Supreme Decree was granted which approved the option agreement.

On April 11, 2001 the term of the option agreement between the Company and Minero Peru was extended for a period of one year. The option on the Tambo Grande Concessions now expires on May 31, 2003. All other conditions remain the same.

Lancones Concessions

The property was acquired through staking and comprises a 100% interest in 80 concessions aggregating 73,700 hectares. The property surrounds the Tambo Grande Concessions.

Papayo Joint Venture

The Company has been granted an option by Buena Ventura's Peruvian subsidiary Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A. ("Cedimin") to acquire an interest in Cedimin's Papayo property. The property comprises seven concessions aggregating 3,200 hectares and lies contiguously to the south of the Tambo Grande Concessions. The Company can earn a 51% interest in the property by spending $5,000,000 over five years. In addition, it must make a payment of $250,000 to Cedimin (payable equally over five years to 2002, subject to payment in full prior to the exercise of the option). If Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin's 49% cost share of the next $10,000,000 property expenditures. Subsequently, it may acquire the balance of 20% for a consideration of $5,000,000.

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

5 Fixed assets

Included in corporate general and administration costs within the consolidated statements of operations and deficit is amortisation of $76,000 (1999 - $74,000, 1998 - $52,000) (September 30, 2001 - $43,000), (September 30, 2000 - $57,000).

	Nine-month period ended September 30, 2001 $ (Unaudited)	Years ended December 31, 2000 $	1999 $
Cost	451	451	434
Accumulated amortisation	(438)	(395)	(319)
	13	56	115

6 Discontinued operations

Effective December 31, 2000 the Company adopted a plan to dispose of its Mexican operations that includes the sale of all its Mexican subsidiaries. The Company's Mexican operations comprised the previously reported Moris Mine and exploration operating segments. Moris Mine was placed on care and maintenance during 1999.

Accordingly, the Company has adjusted the net carrying value of these assets to reflect future operating losses and estimated net realisable value. The net loss in 2000 includes a provision of $1,047,000 to reflect the estimated loss on disposal and the results of the discontinued operations between the date of plan approval and the expected date of disposal, together with direct incremental costs of the disposal, including transaction costs. Adjustments to the estimate will be recognised as a gain or loss on discontinued operations in the period such changes are determined. As a result of this plan of disposal, the results of operations for the Mexican operations have been reported as discontinued operations, and previously reported comparative financial statements have been restated to conform with the current years presentation.

In addition, the Company has designated its previously recorded waste stripping provision as an additional provision for discontinued operations.

On March 12, 2001 the Company sold its Mexican operations to a group of Mexican investors. The sale transfers all Mexican assets and liabilities of Manhattan, including any liabilities associated with existing lawsuits, to the Mexican investors. Proceeds from the sale include a nominal payment and a sliding scale royalty from any future production from the Moris Mine. The investors have the right to buy back the royalty from Manhattan at any time for a price of $50,000.

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Summarized below is selected financial information for the discontinued operations.

Revenues and Loss from Discontinued Operations

	Nine-month periods ended September 30,		December 31,		
	2001 $ (Unaudited)	2000 $ (Unaudited)	2000 $	1999 $	1998 $
Revenue	-	12	12	4,006	8,426
Loss from operations	-	(1,469)	(2,028)	(11,107)	(2,706)
Other income (expense)	-	(9)	(220)	(191)	(94)
Loss for the year before provision for discontinued operations	-	(1,478)	(2,248)	(11,298)	(2,800)
Provision for loss on disposal of discontinued operations	-	-	(1,047)	-	-
Loss from discontinued operations	-	(1,478)	(3,295)	(11,298)	(2,800)

Other Financial Information of Discontinued Operations

	September 30, 2001 $ (Unaudited)	December 31, 2000 $	December 31, 1999 $
Current assets			
Cash	-	35	153
Accounts receivable	-	139	725
Precious metals receivable	-	198	198
Supplies inventories	-	418	513
Prepaid expense	-	119	407
Property plant and equipment	-	1,000	1,010
	-	1,909	3,006
Current liabilities			
Accounts payable	-	79	861
Reclamation cost provision	-	305	305
Provision for discontinued operations	-	1,525	867
	-	1,909	2,033

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

7 Share capital and warrants

Authorized

500,000,000 common shares without par value

Issued

	September 30, 2001 (Unaudited)	
	Number of shares	**Amount $**
Balance - Beginning of period	39,452,349	99,631
Commissions and finder's fees	75,000	74
Balance - End of period	39,527,349	99,705

	December 31,					
	2000		**1999**		**1998**	
	Number of shares	**Amount $**	**Number of shares**	**Amount $**	**Number of shares**	**Amount $**
Balance - Beginning of year	34,386,343	89,373	24,264,523	61,470	24,264,523	61,470
Shares issued for cash	-	-	5,500,000	18,673	-	-
Exercise of special warrants	4,704,917	10,409	4,017,000	9,650	-	-
Warrant extension	-	-	-	549	-	-
Commissions and finder's fees	124,089	275	61,020	119	-	-
Exercise of options	237,000	472	543,800	840	-	-
Share issue costs	-	(898)	-	(1,928)	-	-
Balance - End of year	39,452,349	99,631	34,386,343	89,373	24,264,523	61,470

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

On February 8, 2001, the Company issued 75,000 common shares at a price of Cdn$1.50 per share for financing fees in connection with a financial advisory service agreement.

On July 11, 2000 the Company closed a special warrant private placement of 4,704,917 special warrants at a price of Cdn$3.25 per special warrant for gross proceeds of $10,409,000 (Cdn$15,290,980). The Company paid commissions of 124,089 special warrants at a deemed price of Cdn$3.25 per warrant. Each special warrant was exercisable, at no additional cost for one common share.

On January 21, 1999, the Company closed a special warrant private placement of 1,017,000 special warrants at a price of Cdn$2.95 per special warrant for gross proceeds of $1,963,000 (Cdn$3,000,000). The Company also paid a finders' fee of 61,020 special warrants at a deemed price of Cdn$2.99 per warrant. Each special warrant was exercisable, at no additional cost, into one unit comprising one common share and one share purchase warrant. Each share purchase warrant was exercisable into one common share at a cost of Cdn$6.00 per share until January 21, 2000. Subsequently, the maturity of the warrants was extended to January 21, 2001 and then to January 21, 2002. Each warrant holder paid Cdn$0.75 per warrant for gross proceeds to the Company of $549,000 (Cdn$809,000) for the first extension. In addition, the warrant extension will expire 30 days from the date on which the ten day weighted average trading price of common shares of the Company on the TSE exceeds Cdn$7.94 per share.

On June 15, 1999 the Company closed a special warrant private placement of 3,000,000 special warrants at a price of Cdn$3.75 per special warrant for gross proceeds of $7,687,000 (Cdn$11,250,000). The special warrants were issued and the funds were advanced in two tranches, $6,833,000 (Cdn$10,000,000) on June 15 and $854,000 (Cdn$1,250,000) on July 22nd. Each special warrant is exercisable at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each whole share purchase warrant is exercisable into one common share at a cost of Cdn$4.50 until June 15, 2004.

On October 19, 1999, the Company closed a private placement of 5,500,000 common shares at a price of Cdn$5.00 per share for gross proceeds of $18,673,000 (Cdn$27,500,000).

Share options

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants. The aggregate number of shares available for issuance under the plan is 5,929,000 shares. The maximum term of any option will be five years, but generally options are granted for less than five years. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements
September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998
(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Outstanding options

Common shares under option are as follows:

	Number of options	Exercise price Cdn$	Weighted average exercise price Cdn$	Expiry date
Balance - December 31, 1997	1,595,800	1.80 - 9.55		1999 - 2002
Granted	1,555,000	2.35 - 3.34	2.68	2003
Forfeited	(1,225,000)	3.65 - 9.55	7.20	2001 - 2002
Cancelled	(35,000)	6.95	6.95	2001
Balance - December 31, 1998	1,890,800	1.80 - 6.80		1999 - 2003
Granted	975,000	2.75 - 4.92	3.74	2004
Exercised	(543,800)	1.80 - 3.34	2.29	1999 - 2000
Cancelled	(15,000)	3.34	3.34	2003
Balance - December 31, 1999	2,307,000	2.35 - 6.80	3.22	2000 - 2004
Granted	970,000	2.41 - 3.80	3.46	2000 - 2005
Exercised	(237,000)	2.75 - 3.34	2.91	2000 - 2004
Cancelled	(47,500)	3.34 - 3.80	3.71	2000 - 2001
Balance - December 31, 2000	2,992,500	2.35 - 6.80	3.35	2000 - 2005
Granted	1,195,000	0.80 - 1.90	1.01	2006
Cancelled	(653,750)	0.91 - 4.92	3.37	2001 - 2005
Balance - September 30, 2001	3,533,750	0.80 - 6.80	2.55	2001 - 2006

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Options outstanding and exercisable at September 30, 2001:

Range of exercise prices Cdn$	Number of options	Weighted average expiry date years	Weighted average exercise price Cdn$
0.80 - 0.91	1,017,500	4.7	0.91
1.06 - 1.90	100,000	3.6	1.73
2.45 - 2.99	1,325,000	1.1	2.66
3.14 - 3.65	711,250	3.0	3.52
4.60 - 4.92	330,000	1.4	4.75
6.80	50,000	0.1	6.80
	3,533,750	2.6	2.55

Options outstanding and exercisable at December 31, 2000:

Range of exercise prices Cdn$	Number of options	Weighted average expiry date years	Weighted average exercise price Cdn$
2.35 - 2.99	1,565,000	2.6	2.65
3.14 - 3.95	887,500	4.4	3.39
4.25 - 4.92	490,000	3.7	4.74
6.80	50,000	0.8	6.80
	2,992,500	3.3	3.32

Options outstanding and exercisable at December 31, 1999

Range of exercise prices Cdn$	Number of options	Weighted average expiry date years	Weighted average exercise price Cdn$
2.35 - 2.99	1,735,000	3.2	2.69
3.34 - 3.95	32,000	2.7	3.53
4.25 - 4.92	490,000	4.7	4.74
6.80	50,000	1.8	6.80
	2,307,000	3.5	3.22

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Outstanding warrants

At September 30, 2001 and December 31, 2000, warrants are outstanding for the purchase of 1,078,020 common shares at Cdn$6.00, expiring January 21, 2002 and for the purchase of 1,500,000 common shares at a price of Cdn$4.50, expiring June 15, 2004. At December 31, 2000, the weighted average exercise price of outstanding warrants is Cdn$5.13 and weighted average expiry date remaining is 2.5 years. At September 30, 2001, the weighted average exercise price of outstanding warrants is Cdn$5.13 and weighted average expiry date remaining is 1.7 years.

See note 13 for details of warrants to be issued pursuant to the special warrants offering.

8 Income taxes

a) The income taxes shown in the consolidated statements of operations and deficit differ from the amounts obtained by applying statutory rates due to the following:

	Nine-month periods ended September 30,		Years ended December 31,	
	2001 **$** (Unaudited)	**2000** **$** (Unaudited)	**2000** **$**	**1999** **$**
Statutory tax rate	44.62%	45.62%	45.62%	45.62%
Loss for the period	1,968	2,579	4,730	12,538
Tax provision recovery	878	1,176	2,158	5,720
Losses for which an income tax benefit has not been recognised	(1,138)	(1,535)	(2,530)	(2,900)
Temporary differences for which no tax benefit has been recognised and other items	260	359	372	(2,820)
	-	-	-	-

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

b) At September 30, 2001 and December 31, 2000, the Company has non-capital losses of approximately $10,311,000 and $40,457,000 respectively, which will expire as follows:

Expiry date	September 30, 2001 $	December 31, 2000 $
2001	-	421
2002	369	383
2003	672	697
2004	1,075	1,116
2005	1,354	16,125
2006	2,134	11,896
2007	2,250	5,330
2008	2,241	3,137
2009	108	163
2010	37	1,142
2011	20	20
2012	27	27
2013	24	-
	10,311	40,457

c) No future income tax asset has been recognized in respect of these and other amounts. Significant components of the Company's future income tax asset are as follows:

	September 30, 2001 $ (Unaudited)	December 31, 2000 $	December 31, 1999 $
Tax losses	4,517	14,613	12,925
Tax value of capital assets in excess of accounting values	(26)	7,474	7,576
Other deductible and temporary differences	802	989	983
Total future income tax assets	5,293	23,076	21,484
Valuation allowance	(5,293)	(23,076)	(21,484)
Net future income tax assets	-	-	-

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

9 Segmented financial information

Effective December 31, 2000, the Company operates in one segment being the exploration and development of the base metal Tambo Grande Project in Peru. Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortisation reported by the Canadian head office.

	Tambo Grande Project in Peru $	Discontinued operations $	Other reconciling adjustments $	Total $
September 30, 2001 (Unaudited)				
Loss for the period	293	-	1,675	1,968
Total assets	58,490	-	3,457	61,947
Capital expenditures	3,378	-	-	3,378
Amortisation	-	-	43	43
September 30, 2000 (Unaudited)				
Gold revenue	-	12	-	12
Loss for the period	-	1,478	1,101	2,579
Total assets	53,646	2,490	7,605	63,741
Capital expenditures	13,858	-	13	13,871
Amortisation	-	-	57	57
December 31, 2000				
Gold revenue	-	12	-	12
Loss for the year	-	3,295	1,435	4,730
Total assets	55,802	1,909	4,602	62,313
Capital expenditures	16,429	-	16	16,445
Amortisation	-	18	76	94
December 31, 1999				
Gold revenue	-	4,006	-	4,006
Inventories write-down	-	975	-	975
Moris Mine write-down	-	6,990	-	6,990
Loss for the year	-	11,298	1,240	12,538
Total assets	39,923	3,006	14,243	57,172
Capital expenditures	10,536	360	44	10,940
Amortisation	-	832	74	906
December 31, 1998				
Gold revenue	-	8,426	-	8,426
Inventories write-down	-	3,041	-	3,041
Moris Mine write-down	-	664	-	664
Loss for the year	-	2,800	1,725	4,525
Total assets	28,034	12,152	1,375	41,561
Capital expenditures	2,384	729	23	3,136
Amortisation	-	1,529	52	1,581

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

10 Related party transactions

There were no related party transactions for the years ended during 2000 and 1999 and for the nine-month periods ended September 30, 2001 and 2000. During the year ended December 31, 1998, Proton Engineering and Construction (1993) Ltd. ("Proton") was paid $14,000 for consulting services with respect to the Tambo Grande Project. The president and controlling shareholder of Proton is a director of the Company.

11 Supplemental cash flow information

	Nine-month periods ended September 30,		Years ended December 31,		
	2001 **$** (Unaudited)	**2000** **$** (Unaudited)	**2000** **$**	**1999** **$**	**1998** **$**
Net changes in non-cash working capital					
Decrease (increase) in operating assets					
Accounts receivable	52	125	130	(19)	(289)
Prepaid expenses and deposits	39	(88)	67	(194)	16
Increase (decrease) in operating liabilities					
Accounts payable and accrued liabilities	509	(455)	(425)	349	190
	600	(418)	(228)	136	(83)
Significant non-cash capital transactions					
Operating activities					
Accounts payable and accrued liabilities	(82)	-	(226)	757	(240)
Financing fees	(74)	-	-	-	-
	(156)	-	(226)	757	(240)

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements
September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998
(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

	Nine-month periods ended September 30,		Years ended December 31,		
	2001 $ (Unaudited)	2000 $ (Unaudited)	2000 $	1999 $	1998 $
Financing activities					
Common shares issued for financial fees	74	-	-	-	-
Common shares issued to underwriter and finder	-	275	275	119	-
Common shares issued for commission and finder's fee	-	(275)	(275)	(119)	-
	74	-	-	-	-
Investing activities					
Discontinued operations	-	-	-	-	18
Exploration and development properties	82	(4)	222	(757)	226
Other capital assets	-	4	4	-	(4)
	82	-	226	(757)	240
Interest received	71	301	403	117	348
Interest paid	-	-	-	7	276

Cash and cash equivalents are comprised of the following:

	Nine-month period ended September 30, 2001 $ (Unaudited)	Years ended December 31, 2000 $	1999 $	1998 $
Cash	587	250	1,326	856
Short term deposits	2,724	4,173	12,810	-
	3,311	4,423	14,136	856

Manhattan Minerals Corp.

Notes to Consolidated Financial Statements

September 30, 2001 and 2000 and December 31, 2000, 1999 and 1998

(Information as at September 30, 2001 and for the nine-month periods ended September 30, 2001 and 2000 is unaudited)

(All tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

12 Contingency

During 1999, a former mining contractor to the Company's Mexican subsidiary initiated a suit against the Mexican subsidiary for the cancellation of a contract. The Company believes this suit is without merit and that its final outcome will not materially affect the Company's financial position; consequently, no provision for any liability that might result from this matter has been recorded in these financial statements. The suit did not affect the Company's ability to proceed with the plan of disposal as described in note 6.

13 Subsequent event

Special warrants

At September 21, 2001, subscription for a total of 5,845,000 special warrants was received at Cdn$5,260,500 (US$3,355,000). Each special warrant is exercisable, at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each common share purchase warrant is exercisable into one common share at a cost of Cdn$1.25 per share until September 18, 2002 or at a price of Cdn$1.50 after September 18, 2002 and on or before September 18, 2003. In addition, the Company granted agents' compensation special warrants entitling the agents to acquire, without payment of any additional consideration, 350,700 common share purchase warrants entitling the agents to subscribe for and purchase 350,700 common shares at a price of Cdn$0.90 per common share on or before September 18, 2003. In connection with the offering, agent's commissions and other costs totalled $345,000.

The final prospectus to qualify the offering was submitted to regulatory authorities on January 11, 2002. In the event that a decision document or similar notice is not issued on or before January 16, 2002 by the regulatory authorities, evidencing the qualification of the prospectus, each special warrant then outstanding will become subject to a conversion rate increase pursuant to which the number of common shares and warrants to be issued upon exercise or deemed exercise of the special warrants will be increased by 5%.

CERTIFICATE OF THE COMPANY

Dated: January 11, 2002

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the *Securities Act* (British Columbia) and by Part XV of the *Securities Act* (Ontario) and the respective regulations thereunder.

"Lawrence Glaser"
(signed) LAWRENCE GLASER
President and Chief Executive Officer

"Luc Duquette"
(signed) LUC DUQUETTE
Chief Financial Officer

On Behalf of the Board of Directors

"Craig Roberts"
(signed) CRAIG ROBERTS
Director

"Peter Tegart"
(signed) PETER F. TEGART
Director

CERTIFICATE OF THE AGENTS

Dated: January 11, 2002

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 7 of the *Securities Act* (British Columbia) and by Part XV of the *Securities Act* (Ontario) and the respective regulations thereunder.

NATIONAL BANK FINANCIAL INC.	DUNDEE SECURITIES CORPORATION
"John Lydall" By: (signed) JOHN LYDALL	"Richard M. Cohen" By: (signed) RICHARD M. COHEN

The following includes the name of every person or company having an interest, either directly or indirectly, to the extent of not less than 5%, in the capital of:

NATIONAL BANK FINANCIAL INC.:	an indirect wholly-owned subsidiary of a Canadian chartered bank
DUNDEE SECURITIES CORPORATION:	a wholly-owned subsidiary of Dundee Wealth Management Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MANHATTAN MINERALS CORP.
(Registrant)

Date: February 11, 2002

By: Peter Tegart

Peter F. Tegart
Chairman, Director